FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	1
General overview	2

Capital management
Pillar 2A and MDA	5
Capital resources	7
Leverage exposure	8
Risk-weighted assets	9

Liquidity and funding risk
Liquidity risk	13
Funding risk	15

Credit risk
Loans and related credit metrics	17
Debt securities	22
Derivatives	23
Key loan portfolios	25

Market risk
Trading portfolios	34
Non-trading portfolios	36

Country risk
Key points	40
Country exposures	42

Presentation of information
The assets and liabilities of disposal groups are presented as single lines in the consolidated balance sheet as required by IFRS. As allowed by IFRS, exposures, measures and ratios in this Appendix include disposal groups, primarily relating to CFG and international private banking, on a line-by-line basis. A summary of this presentation is set out in Appendix 2.

The disclosures in this appendix supplement disclosures in Analysis of results - Balance sheet related key metrics and ratios; Impairment losses; Capital and leverage ratios. An overview by risk type is included in the General overview, supporting analyses and additional detailed commentary are included in specific risk sections.

Appendix 1 Capital and risk management

General overview*
RBS's main risks are described in Capital and risk management - Risk coverage in the 2014 Annual Report and Accounts. The table below is an overview of these risks, including any developments during H1 2015.

Risk type	Overview
Capital and leverage
•      RBS's CET1 ratio: continued to strengthen from 11.2% at the end of 2014 to 12.3% at 30 June 2015, an improvement of 110 basis points.
•      Key milestones were:
o  the reduction of CFG ownership interest to 40.8%; and
o  the continued run down of RCR and CIB assets.
•      RWAs: continued to decline with a £30 billion reduction from the 2014 year end to £326 billion, £26 billion above the year end 2015 target of £300 billion, following reductions in CIB (£19.1 billion) and RCR (£7.6 billion).
•      Leverage ratio (under the revised 2014 Basel III leverage ratio framework and the 2015 CRR Delegated Act): 4.6% compared with 4.2% at the end of 2014 reflecting capital strength and leverage exposure reduction, from £940 billion to £875 billion, principally in CIB.
•      RBS plans to issue £4-5 billion of end-point CRR compliant Additional Tier 1, of which £2 billion is planned to be issued in 2015.

Liquidity and funding
•      Liquidity position continues to be robust: the liquidity portfolio of £161 billion at 30 June 2015 covered short-term wholesale funding by more than six times. Excluding CFG, the liquidity portfolio was £148 billion. Short-term wholesale funding reduced to £25 billion, due to term debt maturities.
•      Liquidity portfolio increased by £10.8 billion in the six months to 30 June 2015 mainly driven by CIB and RCR run-down, Citizens share disposals and continuation of sales from RBS N.V. treasury portfolio.
•      Liquidity coverage ratio (LCR) improved by five percentage points to 117% since the year end; excluding Citizens the LCR was 118%. From 1 October 2015, RBS will be required by the PRA to have a LCR of at least 80%.
•      Net stable funding ratio (NSFR) at 30 June 2015 was 115% in total and 112%  excluding Citizens, broadly unchanged from 2014 year end.
•      The loan:deposit ratio fell to 92% at 30 June 2015, primarily reflecting asset reductions and a stable deposit base.
•      Based on its current assessment of the Financial Stability Board's proposals, RBS may issue £3-£5 billion of qualifying debt per annum between 2015 and 2019 to meet future total loss absorbing capacity requirements.

Conduct and legal
RBS continued to remediate historical conduct issues. RBS co-operated with global regulators on investigations into the foreign exchange market and the more significant penalties were settled. Litigation and conduct costs were £1.3 billion in H1 2015 compared with £0.25 billion in H1 2014. The conduct risk framework was further embedded in Conduct and Regulatory Affairs' new operating model, focussing assurance coverage and testing towards customer outcomes.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

General overview* (continued)

Risk type	Overview
Credit
•      RBS's credit risk exposures continued to fall overall, with an improvement in credit quality and a net release of impairment provisions in H1 2015. RCR disposals - particularly in the commercial real estate sector in Ireland - contributed significantly to the reductions in exposure and to the provision release. These results also reflect benign economic and market conditions in the UK and Ireland, better liquidity and increased collateral values. Lower sector and asset/product class limits were implemented following the new CIB strategy.
•      The growth in UK PBB gross mortgage lending was within credit risk appetite and against a backdrop of sustained house price growth in 2015 that has outstripped earnings growth. Economic fundamentals continue to look strong, helping to underpin mild improvements in the UK housing and mortgage market.
•      From a low of US$45 per barrel in January 2015, oil prices recovered to US$61 per barrel by the end of June 2015. However, the market is still considered to be oversupplied and the outlook is uncertain. Risk appetite to the oil and gas sector was further reduced during H1 2015 following a review in March 2015, with continued focus on ensuring that the portfolio remains high investment grade.
•      Overall credit metrics strengthened in the first half of 2015 principally reflecting RCR disposals but also improvements in economic conditions:
o  Credit risk RWAs fell by £23 billion or 8% to £273 billion at 30 June 2015 from
     £295 billion at the 2014 year end primarily reflecting CIB portfolio sales and risk reduction and RCR disposal strategy.
o  Impairment provisions of £11.3 billion (2014 - £18.0 billion) covered risk      elements in lending (REIL) of £18.7 billion (2014 - £28.2 billion) by 60% (2014      - 64%).
o  CRE lending fell to £36.4 billion from £43.3 billion at the end of 2014, of which      £7.2 billion (2014 - £13.3 billion) was in REIL with provision coverage of 64%      (2014 - 68%).

Market
Average trading internal VaR decreased to £21.8 million (H1 2014 - £30.6 million; FY 2014 - £27.8 million), largely in credit spread VaR, reflecting the continued exit from the US asset-backed products trading business. Market risk RWAs decreased by £1.7 billion to £22.3 billion, driven by a decline in the standardised risk capital charge reflecting reduced securitisation exposures in the trading book, partly offset by a small increase in the Pillar 1 risk capital charge.

Non-trading interest rate VaR was lower as RBS positioned its structural interest rate closer to the neutral position prescribed by its risk management policy

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

General overview* (continued)

Risk type	Overview
Country
RBS continued to maintain a cautious stance as it becomes a UK-centred bank with a focus on Western Europe. Total eurozone net balance sheet exposure decreased by £12 billion or 12% to £85.6 billion in the first half of 2015. Eurozone periphery exposures decreased by £7.4 billion or 24%, to £24.0 billion. Most of this reduction was in Italy, driven by maturity of derivative transactions and higher short positions due to uncertainty around Greece, and in Ireland, reflecting RCR portfolio sales and currency movements. Total exposure to Greece was reduced from £0.4 billion to £110 million and £86 million after the effect of credit mitigation. Exposure to Russia remained under strict control and continued to be reviewed regularly against international sanctions.

Operational
The risks associated with RBS's transformation plan are being closely monitored. Separate to this activity, in June, there was a one or two day delay to payments applied to some customer accounts. A detailed investigation is underway into the root cause of the problem - the findings will be used to reduce the risk of recurrence.

Regulatory	The level of regulatory risk remained high, given the large volume of regulatory change still impacting the industry. Various legacy conduct issues also continued to be managed.
Reputational
The most material threats to RBS's reputation continued to be as a result of conduct and operational-related matters: RBS was the subject of investigations and review by a number of regulators, some of which resulted in fines and public censure. The failure of IT systems in June 2015 also impacted customers, with reputational damage to the bank.

Business	RBS further reduced its business risk profile by continuing to scale back CIB's business activities and by pursuing RCR's asset disposal strategy.
Strategic
2015 has seen further progress in RBS's shift towards the UK and the retail and commercial banking segments to achieve a lower risk profile. Capital ratios continued to increase further towards targets which, when attained, will provide RBS with increased strategic options

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Capital management
RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity. For a description of the capital management framework, governance and basis of preparation refer to Capital management in the 2014 Annual Report and Accounts.

Pillar 2A and MDA
RBS's current Pillar 2A requirement is 3.4% of RWAs (31 December 2014 - 3.5%). From 1 January 2015, 56% of the total Pillar 2A or 1.9% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time regulatory assessment of the amount of capital that is required to be held to meet the overall financial adequacy rules. This PRA assessment may change over time, including as a result of at least an annual assessment and supervisory review of RBS's Internal Capital Adequacy Assessment Process (ICAAP); the latest ICAAP based on the end of 2014 data was completed in May 2015.

RBS's capital risk appetite framework, which informs its capital targets, includes consideration of the maximum distributable amount (MDA) requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, on the illustrative assumption that current estimates of Pillar 2A remain constant, RBS estimates that its 'fully phased' CET1 MDA requirement would be 10.4% in 2019, assuming RBS's current risk profile is unchanged. It should be noted that this estimate does not reflect the anticipated impact of RBS's planned restructuring and balance sheet risk reduction programmes, changes in the regulatory framework or other factors that could impact target CET1 ratios. This estimated 2019 MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio;
●	2.5% Capital conservation buffer;
●	1.9% Pillar 2A CET1 ratio; and
●	1.5% Global Systemically Important Institution buffer.

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.6% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to accommodate regulatory and other changes.

Appendix 1 Capital and risk management

Developments in prudential regulation
The European Union Capital Requirements Regulation (CRR) is in transition until 2019. Recent developments are set out below.

Capital
The Basel Committee on Banking Supervision (BCBS) has consulted on implementing capital floors, and the expectation is that the framework design will be based on a standardised methodology that is currently being revised.

Systemic capital buffers - Global Systemically Important Banks (G-SIB) are assessed according to methodology set out by BCBS, and an additional loss absorbency requirement has been set according to the size. An annual assessment of size is undertaken and RBS is currently required to hold a 1.5% buffer. Additional requirements are being set for domestic (D-SIB) by the EBA (up to 2%) and for ring-fenced banks by the Financial Policy Committee of the Bank of England (up to 3%).

BCBS is still considering its proposals on the possible inclusion of interest rate risk in the banking book within Pillar 1 capital rather than the existing Pillar 2 treatment. Similarly, there is a possibility that operational risk charges will be moved from Pillar 2 to Pillar 1 capital.

A comprehensive review by BCBS into the market risk framework (Fundamental Review of the Trading Book) is likely to result in changes to the banking book/trading book boundary, replacing VaR with an expected shortfall model and new, more risk sensitive standardised methodologies which will need to be calculated for the entire book, regardless of whether a firm has permission to use a modelled approach.

BCBS has finalised rules for the capital requirements of securitisation positions. There is a new hierarchy of methods, as well as changes to the methodologies. The new rules, effective from 1 January 2018, aim to reduce reliance on credit rating agencies, although their use will still be permitted subject to local approval, reduce cliff effects seen in the current rules, and enhance risk sensitivity.

PRA has published a new approach to setting Pillar 2 capital requirements, replacing the capital planning buffer with a 'PRA buffer'. Broadly this follows the consultation paper of January 2015.

Disclosure requirements required by regulators will be more frequent, more extensive and much more standardised (Pillar 3). BCBS requirements will be introduced from the end of 2016 and the more detailed EU requirements are being phased in during late 2015.

Leverage ratio
The PRA is consulting on implementation of a UK leverage ratio framework, expected to come into force from 2016, which will incorporate a systemic capital buffer and a countercyclical buffer when establishing the minimum leverage ratio for banks. There will also be disclosures and related measurement bases for exposures.

Recovery & resolution planning
The Financial Stability Board is continuing impact studies on Total Loss Absorbency Capacity (TLAC) for G-SIBs with an expectation of final proposals to be issued in late 2015 for implementation in 2019. Minimum requirement for eligible liabilities (MREL) is the EU equivalent of TLAC but is not restricted to G-SIBs. The required amount will be set on a case by case basis by resolution authorities, with the Bank of England proposing that MREL be aligned to TLAC.

Appendix 1 Capital and risk management

Capital resources
	End-point CRR basis (1)			PRA transitional basis (1)
	30 June	31 March	31 December	30 June	31 March	31 December
	2015	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m	£m

Shareholders' equity (excluding
non-controlling interests)
Shareholders' equity	56,064	56,808	57,246	56,064	56,808	57,246
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(634)	(634)	(784)	(634)	(634)	(784)
	51,117	51,861	52,149	51,117	51,861	52,149

Regulatory adjustments and deductions
Own credit	345	609	500	345	609	500
Defined benefit pension fund
adjustment	(250)	(245)	(238)	(250)	(245)	(238)
Cash flow hedging reserve	(435)	(1,109)	(1,029)	(435)	(1,109)	(1,029)
Deferred tax assets	(1,206)	(1,140)	(1,222)	(1,206)	(1,140)	(1,222)
Prudential valuation adjustments	(366)	(393)	(384)	(366)	(393)	(384)
Goodwill and other intangible assets	(7,198)	(7,619)	(7,781)	(7,198)	(7,619)	(7,781)
Expected losses less impairments	(1,319)	(1,512)	(1,491)	(1,319)	(1,512)	(1,491)
Other regulatory adjustments	(635)	(327)	(585)	(612)	(305)	(855)

	(11,064)	(11,736)	(12,230)	(11,041)	(11,714)	(12,500)

CET1 capital	40,053	40,125	39,919	40,076	40,147	39,649

Additional Tier 1 (AT1) capital
Qualifying instruments and related
share premium subject to phase out	-	-	-	6,709	5,092	5,820
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	-	1,114	1,648

AT1 capital	-	-	-	6,709	6,206	7,648

Tier 1 capital	40,053	40,125	39,919	46,785	46,353	47,117

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	5,433	5,734	5,542	10,141	6,254	6,136
Qualifying instruments issued by
subsidiaries and held by third parties	2,748	2,955	3,175	3,432	6,716	7,490

Tier 2 capital	8,181	8,689	8,717	13,573	12,970	13,626

Total regulatory capital	48,234	48,814	48,636	60,358	59,323	60,743

Note:

(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 for the PRA transitional basis.

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement*
The table below analyses the movement in end-point CRR CET1 and Tier 2 capital for the half year ended 30 June 2015.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2015	39,919	8,717	48,636
Loss for the year net of movements in fair value of own credit	(308)	-	(308)
Share capital and reserve movements in respect of employee share schemes	161	-	161
Ordinary shares issued	150	-	150
Foreign exchange reserve	(1,166)	-	(1,166)
AFS reserves	(55)	-	(55)
Decrease in goodwill and intangibles deduction	583	-	583
Deferred tax assets	16	-	16
Prudential valuation adjustments	18	-	18
Excess of expected loss over impairment provisions	172	-	172
Dated subordinated debt issues/(maturities)	-	(50)	(50)
Net dated subordinated debt/grandfathered instruments	-	(76)	(76)
Foreign exchange movements	-	(400)	(400)
Other movements	563	(10)	553

At 30 June 2015	40,053	8,181	48,234

Leverage exposure

Basis of preparation*
The leverage exposure set out on page 24 of the main announcement is based on the revised 2014 Basel III leverage ratio framework and the 2015 CRR Delegated Act. Additional analysis of derivative notionals and undrawn commitments, two of the major components contributing to the leverage exposure is set out below.

The table below analyses the derivative notionals by maturity for contracts other than credit derivatives, and credit derivatives by qualifying and non-qualifying.

				Credit derivatives (2)
	Derivatives other than credit derivatives (1)				Non-
	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total
Derivative notionals	£bn	£bn	£bn	£bn	£bn	£bn
30 June 2015
Interest rate	9,642	6,631	3,850			20,123
Exchange rate	3,403	505	288			4,196
Equity	42	16	2			60
Credit				78	22	100

Total	13,087	7,152	4,140	78	22	24,479

31 December 2014

Interest rate	11,069	10,423	5,839			27,331
Exchange rate	3,649	720	306			4,675
Equity	42	33	2			77
Commodities	1	-	-			1
Credit				99	26	125

Total	14,761	11,176	6,147	99	26	32,209

Notes:

(1)
Derivative potential future exposures (PFE) are calculated based on the notional value of the contracts and is dependent on the type of contract. For contracts other than credit derivatives the PFE is based on the type and maturity of the contract after the effect of netting arrangements.

(2)
The PFE on credit derivatives is based on add-on factors determined by the asset quality of the referenced instrument. Qualifying credit derivatives attract a PFE add-on of 5% and have reference securities issued by public sector entities, multilateral development banks or other investment grade issuers. Non-qualifying credit derivatives attract a PFE add-on of 10%.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Leverage exposure (continued)

Weighted undrawn commitments*
		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.2	0.4	1.2	0.1	3.6	2.6	1.8	-	12.9
Items with a 20% CCF	0.1	-	0.4	-	2.0	0.1	0.3	-	2.9
Items with a 50% CCF	5.4	0.6	15.0	0.7	22.5	0.8	7.9	0.3	53.2
Items with a 100% CCF	0.1	0.1	2.2	0.4	7.7	3.6	1.4	0.2	15.7

	8.8	1.1	18.8	1.2	35.8	7.1	11.4	0.5	84.7

31 December 2014

Unconditionally cancellable items (1)	3.1	0.1	1.0	0.2	2.4	-	1.8	-	8.6
Items with a 20% CCF	0.4	-	0.7	0.1	3.2	-	0.4	-	4.8
Items with a 50% CCF	4.8	1.0	9.8	1.4	36.8	1.6	7.8	0.5	63.7
Items with a 100% CCF	0.1	0.3	2.2	0.8	10.2	3.9	1.5	0.3	19.3

	8.4	1.4	13.7	2.5	52.6	5.5	11.5	0.8	96.4

Note:

(1)	Based on a 10% credit conversion factor.

Risk-weighted assets*
The tables below analyse the movement in RWAs on the end-point CRR basis during H1 2015, by key drivers.

	Credit risk RWAs
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2015	264.7	30.4	295.1
Foreign exchange movement	(3.5)	0.1	(3.4)
Business movements	(12.9)	(3.3)	(16.2)
Risk parameter changes	(4.1)	-	(4.1)
Methodology changes	(0.2)	-	(0.2)
Model updates	0.7	(0.1)	0.6
Other changes	0.3	0.4	0.7

At 30 June 2015	245.0	27.5	272.5

Modelled (1)	143.7	24.2	167.9
Non-modelled	101.3	3.3	104.6

	245.0	27.5	272.5

	Market risk RWAs			Operational
	CIB	Other	Total	risk RWAs	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2015	18.9	5.1	24.0	36.8	60.8
Business and market movements	(0.8)	(0.9)	(1.7)	(5.2)	(6.9)

At 30 June 2015	18.1	4.2	22.3	31.6	53.9

Modelled (1)	15.4	3.3	18.7	-	18.7
Non-modelled	2.7	0.9	3.6	31.6	35.2

	18.1	4.2	22.3	31.6	53.9

Note:

(1)
Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to CIB (£71.8 billion) and Commercial Banking (£50.5 billion).

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Risk-weighted assets* (continued)

The table below analyses the movement in end-point CRR RWAs by segment during the half year.

		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2015	42.8	23.8	64.0	11.5	107.1	16.3	68.4	22.0	355.9
Foreign exchange movement	-	(1.5)	(0.3)	0.1	(1.0)	-	(0.3)	(0.4)	(3.4)
Business movements	(0.6)	(0.4)	1.1	(0.8)	(18.3)	(0.6)	1.7	(5.2)	(23.1)
Risk parameter changes (1)	(1.3)	(0.7)	(0.2)	-	0.3	(0.2)	-	(2.0)	(4.1)
Methodology changes (2)	-	-	(0.2)	-	-	-	-	-	(0.2)
Model updates (3)	(0.2)	-	-	-	1.4	(0.6)	-	-	0.6
Other changes	0.3	-	2.5	(1.0)	(1.5)	0.4	-	-	0.7

At 30 June 2015	41.0	21.2	66.9	9.8	88.0	15.3	69.8	14.4	326.4

Credit risk
- non-counterparty	32.0	19.6	60.7	8.2	38.6	14.1	64.0	7.8	245.0
- counterparty	-	0.1	-	-	22.9	0.6	0.9	3.0	27.5
Market risk	-	-	-	0.1	18.1	0.1	-	4.0	22.3
Operational risk	9.0	1.5	6.2	1.5	8.4	0.5	4.9	(0.4)	31.6

Total RWAs	41.0	21.2	66.9	9.8	88.0	15.3	69.8	14.4	326.4

Key points

•	RWAs fell by £29.5 billion to £326.4 billion in the first half of 2015 principally in CIB and RCR.
•	CIB reduced RWAs by £19 billion to £88 billion in line with expected business run-off as it implemented the new strategy. These reductions included:
	○	regional loan portfolio disposals and run-offs (£6.8 billion), including US corporate loan portfolio sales to Mizuho (£3.2 billion);
	○	US asset-backed product exit (£2.3 billion);
	○	other trading portfolio disposals (£2.1 billion);
	○	restructuring of certain derivative transactions (£1.7 billion); and
	○	run down of the trade finance in GTS in line with contractual maturities (£3.2 billion).
•	RCR disposal and run-off strategy continued to progress, resulting in RWA reductions of £7.6 billion.
•	Improvements in credit quality metrics contributed to RWA decreases in Ulster Bank and UK PBB.
•	Sterling strengthening against the euro and US dollar resulted in lower RWAs in Ulster Bank and CIB.
•	Commercial Banking RWAs at 30 June 2015 included the transfer of UK Corporate coverage from CIB (£2.3 billion) and Private Banking RBSI (£1.5 billion).
•	Annual recalculation of operational risk resulted in a £5.2 billion RWA reduction, primarily £3.4 billion in CIB and £0.4 billion in both UK PBB and Private Banking.
•	In terms of RWA density for AIRB portfolios:
	○	other sovereign density decreased from 25% to 17% following the sale of term loans in RCR;
	○	non-bank financial institution density increased from 38% to 45% primarily reflecting close-out of a large low risk-weighted exposure and implementation of new LGD and PD models;
	○	commercial property RWA density increased overall principally due to the impact of RCR disposals, including defaulted assets; and
	○	the increase in RWA density for oil and gas and mining and metal sectors reflected implementation of the new large corporate PD model for mining exposures.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Risk-weighted assets* (continued)

EAD and RWA density
The tables below show exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density by sector cluster.

	EAD post CRM (1,2)			RWAs (1)			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
30 June 2015	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	47,477	55,729	103,206	1,868	1	1,869	4	-	2
Central government	16,564	12,287	28,851	1,652	162	1,814	10	1	6
Other sovereign	3,958	7,473	11,431	671	327	998	17	4	9

Total sovereign	67,999	75,489	143,488	4,191	490	4,681	6	1	3

Financial institutions (FI)
Banks	27,831	2,387	30,218	12,822	569	13,391	46	24	44
Other FI (2)	35,420	20,727	56,147	15,982	9,380	25,362	45	45	45
SSPEs (3)	14,282	2,326	16,608	5,480	4,078	9,558	38	175	58

Total FI	77,533	25,440	102,973	34,284	14,027	48,311	44	55	47

Corporates
Property
- UK	42,808	3,493	46,301	21,824	3,478	25,302	51	100	55
- Ireland	4,077	15	4,092	912	15	927	22	100	23
- Other Western Europe	3,526	484	4,010	1,520	503	2,023	43	104	50
- US	1,036	8,024	9,060	519	8,059	8,578	50	100	95
- RoW	1,639	361	2,000	1,115	335	1,450	68	93	73

Total property	53,086	12,377	65,463	25,890	12,390	38,280	49	100	58
Natural resources
- Oil and gas	11,145	2,043	13,188	5,401	1,856	7,257	48	91	55
- Mining and metals	2,438	613	3,051	2,058	641	2,699	84	105	88
- Other	13,793	974	14,767	5,227	759	5,986	38	78	41
Transport
- Shipping	6,322	2,731	9,053	4,186	2,745	6,931	66	101	77
- Other	19,794	3,091	22,885	8,310	2,734	11,044	42	88	48
Manufacturing	25,070	8,408	33,478	10,801	8,219	19,020	43	98	57
Retail and leisure	21,388	8,095	29,483	12,786	7,981	20,767	60	99	70
Services	21,919	7,973	29,892	12,901	8,028	20,929	59	101	70
TMT (4)	10,131	2,785	12,916	5,513	2,671	8,184	54	96	63

Total corporates	185,086	49,090	234,176	93,073	48,024	141,097	50	98	60

Personal
Mortgages
- UK	117,153	7,803	124,956	10,123	3,188	13,311	9	41	11
- Ireland	13,992	35	14,027	11,416	16	11,432	82	46	81
- Other Western Europe	198	324	522	16	136	152	8	42	29
- US	132	20,629	20,761	10	10,061	10,071	8	49	49
- RoW	422	724	1,146	37	284	321	9	39	28

Total mortgages	131,897	29,515	161,412	21,602	13,685	35,287	16	46	22
Other personal	30,446	17,239	47,685	12,366	12,801	25,167	41	74	53

Total personal	162,343	46,754	209,097	33,968	26,486	60,454	21	57	29
Other items	4,118	17,885	22,003	2,364	15,543	17,907	57	87	81

Total	497,079	214,658	711,737	167,880	104,570	272,450	34	49	38

For the notes to this table refer to the following page.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Risk-weighted assets*: EAD and RWA density (continued)

	EAD post CRM (1,2)			RWAs (1)			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	44,007	50,539	94,546	1,632	78	1,710	4	-	2
Central government	16,373	9,944	26,317	1,775	61	1,836	11	1	7
Other sovereign	4,936	6,548	11,484	1,250	386	1,636	25	6	14

Total sovereign	65,316	67,031	132,347	4,657	525	5,182	7	1	4

Financial institutions (FI)
Banks	32,777	2,081	34,858	15,089	488	15,577	46	23	45
Other FI (2)	41,420	22,535	63,955	15,585	9,960	25,545	38	44	40
SSPEs (3)	17,504	2,634	20,138	6,216	4,410	10,626	36	167	53

Total FI	91,701	27,250	118,951	36,890	14,858	51,748	40	55	44

Corporates
Property
- UK	48,081	3,463	51,544	23,736	3,390	27,126	49	98	53
- Ireland	7,541	31	7,572	1,283	33	1,316	17	106	17
- Other Western Europe	4,625	431	5,056	2,321	445	2,766	50	103	55
- US	1,334	7,481	8,815	722	7,551	8,273	54	101	94
- RoW	2,048	284	2,332	1,296	249	1,545	63	88	66

Total property	63,629	11,690	75,319	29,358	11,668	41,026	46	100	54
Natural resources
- Oil and gas	15,704	1,876	17,580	6,864	1,665	8,529	44	89	49
- Mining and metals	3,744	635	4,379	2,602	660	3,262	69	104	74
- Other	16,173	1,070	17,243	6,367	861	7,228	39	80	42
Transport
- Shipping	8,332	2,571	10,903	5,790	2,575	8,365	69	100	77
- Other	21,268	3,297	24,565	9,176	2,865	12,041	43	87	49
Manufacturing	29,450	8,430	37,880	12,673	8,257	20,930	43	98	55
Retail and leisure	24,564	8,262	32,826	14,940	8,027	22,967	61	97	70
Services	23,489	8,426	31,915	13,327	8,350	21,677	57	99	68
TMT (4)	13,555	2,790	16,345	7,079	2,806	9,885	52	101	60

Total corporates	219,908	49,047	268,955	108,176	47,734	155,910	49	97	58

Personal
Mortgages
- UK	113,884	7,794	121,678	10,651	3,121	13,772	9	40	11
- Ireland	15,544	37	15,581	13,137	18	13,155	85	49	84
- Other Western Europe	193	311	504	16	124	140	8	40	28
- US	131	21,088	21,219	10	10,352	10,362	8	49	49
- RoW	407	589	996	39	232	271	10	39	27

Total mortgages	130,159	29,819	159,978	23,853	13,847	37,700	18	46	24
Other personal	31,628	15,971	47,599	13,233	11,805	25,038	42	74	53

Total personal	161,787	45,790	207,577	37,086	25,652	62,738	23	56	30
Other items	4,465	18,363	22,828	3,012	16,580	19,592	67	90	86

Total	543,177	207,481	750,658	189,821	105,349	295,170	35	51	39

Notes:

(1)
Regulatory permissions to model counterparty credit risk exposure is independent from the scope of applying AIRB methodology. As such, standardised EAD and RWA will incorporate an element of modelled counterparty credit risk exposure.

(2)
Exposure at default post credit risk mitigation reflects an estimate of the extent to which a bank will be exposed under a specific facility, in the event of the default of a counterparty; AIRB: advanced internal ratings based; STD: standardised.

(3)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(4)	Securitisation structured purpose entities primarily relate to securitisation related vehicles.
(5)	Telecommunications, media and technology.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Liquidity and funding risk
Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to Capital and risk management - Liquidity and funding risk in the 2014 Annual Report and Accounts.

Liquidity and related metrics*
The table below sets out the key liquidity and related metrics monitored by RBS.

	30 June 2015
		RBS	31 March	31 December
	RBS	excluding CFG	2015	2014

Liquidity portfolio	£161bn	£148bn	£157bn	£151bn
Stressed outflow coverage (SCR) (1)	215%	235%	187%	186%
LCR (2)	117%	118%	112%	112%
NSFR (3)	115%	112%	110%	112%
Loan:deposit ratio	92%	91%	95%	95%

Notes:

(1)
RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three internal severe stress scenarios (a market-wide stress, an idiosyncratic stress and a combination of both) in accordance with PRA guidance on Individual Liquidity Adequacy Assessment.

(2)
Within the EU, the LCR is due to come into effect from 1 October 2015 on a phased basis, and replace the current PRA regime from this date. RBS monitors the LCR based on its internal interpretations of the EU Delegated Act rules for the implementation of the LCR. Consequently, RBS's ratio may change over time and may not be comparable with those of other financial institutions.

(3)
Pending further guidelines from the EU and the PRA, RBS uses its own interpretation of the proposals from the BCBS recommendations to calculate the NSFR. Consequently RBS's ratio may change over time and may not be comparable with those of other financial institutions. The ratio is due to come into effect from 1 January 2018.

Liquidity portfolio
The table below shows RBS's liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	H1 2015
30 June 2015	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	73,218	1,183	1,406	75,807	71,113	66,392
Central and local government bonds
AAA rated governments	3,932	12	1,033	4,977	5,609	6,529
AA- to AA+ rated governments and US agencies	10,202	9,845	2,852	22,899	21,154	20,285
Below AA rated governments	-	-	-	-	80	91
Local government	-	-	-	-	-	24

	14,134	9,857	3,885	27,876	26,843	26,929

Primary liquidity	87,352	11,040	5,291	103,683	97,956	93,321
Secondary liquidity (2)	54,667	2,085	1,022	57,774	57,586	57,024

Total liquidity value	142,019	13,125	6,313	161,457	155,542	150,345

Total carrying value	177,485	14,199	7,262	198,946

For the notes to this table refer to the following page.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Liquidity portfolio (continued)

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	66,409	1,368	633	68,410	61,777	61,956
Central and local government bonds
AAA rated governments and US agencies	5,609	-	2,289	7,898	8,729	5,935
AA- to AA+ rated governments	6,902	9,281	1,448	17,631	16,589	12,792
Below AA rated governments	-	-	100	100	-	-
Local government	-	-	82	82	79	21

	12,511	9,281	3,919	25,711	25,397	18,748

Primary liquidity	78,920	10,649	4,552	94,121	87,174	80,704
Secondary liquidity (2)	53,055	2,290	1,189	56,534	57,582	56,017

Total liquidity value	131,975	12,939	5,741	150,655	144,756	136,721

Total carrying value	167,016	13,914	6,055	186,985

Notes:

(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS's five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of RBS's significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

Appendix 1 Capital and risk management

Funding risk
The composition of RBS's balance sheet is a function of the broad array of product offerings and diverse markets served by its businesses. Active management of both asset and liability portfolios is designed to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2015	25.0	47.0	76.4	98.4	13.5	(12.3)	1.2
31 March 2015	27.2	55.3	84.0	112.1	14.3	(14.8)	(0.5)
31 December 2014	27.8	53.3	90.5	116.0	15.4	(13.3)	2.1
30 September 2014	31.4	53.9	94.4	116.9	16.5	(18.2)	(1.7)
30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

The table below shows RBS's principal funding sources excluding repurchase agreements (repos).

	30 June 2015			31 December 2014
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	21,993	-	21,993	25,503	-	25,503
other deposits	11,938	1,521	13,459	13,137	2,294	15,431

	33,931	1,521	35,452	38,640	2,294	40,934
Debt securities in issue
commercial paper	154	-	154	625	-	625
certificates of deposit	1,413	196	1,609	1,695	149	1,844
medium-term notes	7,842	22,199	30,041	7,741	29,007	36,748
covered bonds	2,625	3,861	6,486	1,284	5,830	7,114
securitisations	8	4,699	4,707	10	5,564	5,574

	12,042	30,955	42,997	11,355	40,550	51,905
Subordinated liabilities	1,057	18,852	19,909	3,274	19,857	23,131

Notes issued	13,099	49,807	62,906	14,629	60,407	75,036

Wholesale funding	47,030	51,328	98,358	53,269	62,701	115,970

Customer deposits
derivative cash collateral (1)	11,133	-	11,133	13,003	-	13,003
financial institution deposits	47,274	1,547	48,821	46,359	1,422	47,781
personal deposits	188,191	5,337	193,528	185,781	6,121	191,902
corporate deposits	157,200	1,832	159,032	159,782	2,403	162,185

Total customer deposits	403,798	8,716	412,514	404,925	9,946	414,871

Total funding excluding repos	450,828	60,044	510,872	458,194	72,647	530,841

Of which CFG:
Wholesale funding	4,529	1,332	5,861
Total customer deposits	62,064	1,727	63,791
Total funding excluding repos	66,593	3,059	69,652

Note:

(1)	Cash collateral includes £10,220 million (31 December 2014 - £12,036 million) from financial institutions.

Appendix 1 Capital and risk management

Funding risk (continued)
Repos totalled £68.8 billion at 30 June 2015, of which £2.4 billion related to CFG compared with £64.6 billion and £2.4 billion respectively at 31 December 2014.

Customer deposits insured through deposit guarantee schemes totalled £163 billion (2014 - £160 billion), the more material of them being UK Financial Services Compensation Scheme (FSCS), £113 billion (2014 - £112 billion); US Federal Insurance Corporation relating to CFG, £40 billion (2014 - £37 billion) and Republic of Ireland's Deposit Guarantee Scheme, £6 billion (2014 - £7 billion). FSCS deposit protection will decrease from the current limit of £85,000 to £75,000 with effect from 1 January 2016.

RBS is currently subject to the UK bank levy on its consolidated liabilities and equity after taking account of certain exemptions such as regulatory Tier 1 capital, insured deposits and liabilities subject to legally enforceable netting arrangements. The July 2015 Budget Statement, proposed a phased reduction of the bank levy rate from the existing rate of 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from January 2021. There will also be a change in the bank levy's scope from 1 January 2021, such that UK headquartered banks will be subject to bank levy only on their UK balance sheet liabilities. Total liabilities at 30 June 2015 excluding CFG were £829 billion (2014 - £919 billion) of which 82% (2014 - 81%) related to transactions recorded in UK offices.

Appendix 1 Capital and risk management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank's credit risk framework, governance, policies and methodologies refer to Capital and risk management - Credit risk in the 2014 Annual Report and Accounts.

Loans and related credit metrics
The tables below show gross loans and advances (excluding reverse repos) and related credit metrics by segment.Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established. For collectively-assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions	YTD
					of gross	Provisions	as a % of	Impairment	YTD
					loans to	as a %	gross loans	losses/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
30 June 2015	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	1,023	130,688	3,232	2,131	2.5	66	1.6	(17)	439
Ulster Bank	2,495	22,603	4,190	2,410	18.5	58	10.7	(52)	46

PBB	3,518	153,291	7,422	4,541	4.8	61	3.0	(69)	485

Commercial Banking	510	91,009	2,284	898	2.5	39	1.0	27	120
Private Banking	1,176	13,520	150	47	1.1	31	0.3	(3)	1

CPB	1,686	104,529	2,434	945	2.3	39	0.9	24	121

CIB	13,717	57,956	221	143	0.4	65	0.2	(29)	28
Central items	2,385	2,039	1	1	-	100	-	(2)	-
CFG	1,438	61,960	1,240	532	2.0	43	0.9	89	156
RCR	567	11,006	7,396	5,141	67.2	69	46.7	(355)	4,981

	23,311	390,781	18,714	11,303	4.8	60	2.9	(342)	5,771

31 December 2014

UK PBB	641	129,848	3,778	2,604	2.9	69	2.0	268	728
Ulster Bank	1,381	24,719	4,775	2,711	19.3	57	11.0	(365)	131

PBB	2,022	154,567	8,553	5,315	5.5	62	3.4	(97)	859

Commercial Banking	486	86,008	2,506	955	2.9	38	1.1	77	436
Private Banking	972	16,599	226	76	1.4	34	0.5	(5)	37

CPB	1,458	102,607	2,732	1,031	2.7	38	1.0	72	473

CIB	16,910	72,957	197	206	0.3	105	0.3	(7)	-
Central items	2,178	619	7	6	1.1	86	1.0	(12)	55
CFG	1,728	60,142	1,330	536	2.2	40	0.9	194	300
RCR	516	21,909	15,400	10,946	70.3	71	50.0	(1,320)	3,591

	24,812	412,801	28,219	18,040	6.8	64	4.4	(1,170)	5,278

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points

•
Loans to banks decreased by £1.5 billion with a strategy-driven reduction of £3.2 billion in CIB, which was partially offset by some increases in other segments. Liquidity management saw an increase in Ulster Bank of £1.1 billion and £0.4 billion in UK PBB.

•	Customer loans fell by £22.0 billion: CIB decreased by £15.0 billion and RCR by £10.9 billion; Commercial Banking and UK PBB saw net growth of £5.0 billion and £0.8 billion respectively.

•
Risk elements in lending (REIL) at £18.7 billion was 4.8% of gross customer loans, a significant improvement on the £28.2 billion (or 6.8%) six months ago. This reflects the success of RCR's disposal strategy, particularly in relation to Irish assets. REIL is now covered 60% by impairment provisions, lower than 64% as a result of the disposals.

•
In UK PBB, gross customer loans increased by £0.8 billion to £130.7 billion. Mortgage lending was up by £2.2 billion, £1.8 billion in Q2 2015, reflecting targeted growth partially offset by decreases in unsecured lending. Impairments and credit metrics continued to improve. REIL as a percentage of gross loans fell from 2.9% to 2.5% due to repayments of £494 million, reflecting improved asset quality and write-offs of £439 million. Impairment release reflected recoveries on the back of improved economic conditions.

•
Ulster Bank: gross customers lending was £2.1 billion lower primarily driven by the weakening euro. Significant growth in new lending volumes was more than offset by continued customer deleveraging including a reduction in the tracker mortgage portfolio. Improved economic conditions and lower observable defaults have resulted in recoveries contributing to an impairment release of £52 million.

•
In Commercial Banking, gross customer lending increased by £5.0 billion, of which £2.4 billion related to transfers from Private Banking and £2.1 billion to transfers from CIB, partially offset by a £0.5 billion decrease in legacy portfolios. REIL as a percentage of gross loans continued to decrease falling from 2.9% to 2.5%. The overall reduction in REIL reflects a low number of new individual cases.

•
CIB: gross loans fell by £15.0 billion largely through asset disposals throughout the regions, repayments and exit of non-strategic clients in GTS and included sectors such as oil and gas and shipping. There were also transfers to Commercial Banking (£2.1 billion). REIL increases were seen in shipping, electric and gas sectors.

•	CFG gross loans to customers increased by £1.8 billion or 3.0% to £62.0 billion, reflecting growth in the retail and wholesale portfolio. Impairments and REIL were broadly unchanged.

•
RCR saw a significant reduction in gross customer loans - £6.5 billion in commercial real estate, £3.3 billion in other corporate and £1.1 billion in asset finance - as the execution of its disposal and run-down strategy continued. REIL fell by £8.0 billion to £7.4 billion and provisions decreased by £5.8 billion to £5.1 billion as a consequence. This contributed to the significant improvements in credit metrics in both RCR and RBS overall.

Appendix 1 Capital and risk management

Loans and related credit metrics: Risk elements in lending

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	3,778	4,775	2,506	226	197	7	1,330	12,819	15,400	28,219
Currency translation
and other adjustments	(17)	(384)	91	(80)	(18)	(6)	(5)	(419)	(784)	(1,203)
Additions	687	294	397	10	90	-	140	1,618	692	2,310
Transfers (1)	(121)	-	4	1	-	-	-	(116)	(5)	(121)
Transfers to
performing book	(162)	(41)	(93)	-	-	-	-	(296)	(28)	(324)
Repayments
and disposals	(494)	(408)	(501)	(6)	(20)	-	(69)	(1,498)	(2,898)	(4,396)
Amounts written-off	(439)	(46)	(120)	(1)	(28)	-	(156)	(790)	(4,981)	(5,771)

At 30 June 2015	3,232	4,190	2,284	150	221	1	1,240	11,318	7,396	18,714

Note:

(1)	Represents transfers between REIL and potential problem loans.

Impairment provisions
The movement in loan impairment provisions by segment is shown in the table below.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	2,604	2,711	955	76	206	6	536	7,094	10,946	18,040
Currency translation
and other adjustments	(7)	(209)	37	(24)	(10)	(3)	(5)	(221)	(466)	(687)
Disposal of subsidiaries	-	-	-	-	-	-	(1)	(1)	-	(1)
Amounts written-off	(439)	(46)	(120)	(1)	(28)	-	(156)	(790)	(4,981)	(5,771)
Recoveries of amounts
previously written-off	21	24	8	-	4	-	69	126	22	148
Charged to income statement
- continuing operations	(17)	(52)	27	(3)	(29)	(2)	-	(76)	(355)	(431)
- discontinued operations	-	-	-	-	-	-	89	89	-	89
Unwind of discount	(31)	(18)	(9)	(1)	-	-	-	(59)	(25)	(84)

At 30 June 2015	2,131	2,410	898	47	143	1	532	6,162	5,141	11,303

Individually assessed
- banks	-	-	-	-	1	-	-	1	25	26
- customers	6	32	481	44	111	1	82	757	4,966	5,723
Collectively assessed	1,890	2,118	329	-	-	-	171	4,508	100	4,608
Latent	235	260	88	3	31	-	279	896	50	946

	2,131	2,410	898	47	143	1	532	6,162	5,141	11,303

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments
The tables below show gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
30 June 2015					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		7,644	15	10	0.2	67	0.1	9	-
Finance		37,464	258	172	0.7	67	0.5	(5)	52
Personal	- mortgages	150,222	4,951	1,319	3.3	27	0.9	17	120
	- unsecured	30,187	1,705	1,389	5.6	81	4.6	144	351
Property		44,127	7,105	4,559	16.1	64	10.3	(45)	3,952
Construction		5,639	489	335	8.7	69	5.9	(44)	216
of which: CRE		36,396	7,191	4,608	19.8	64	12.7	(65)	3,948
Manufacturing		20,127	351	243	1.7	69	1.2	4	65
Finance leases (1)		13,835	119	90	0.9	76	0.7	(3)	16
Retail, wholesale and repairs		16,860	655	444	3.9	68	2.6	-	173
Transport and storage		11,233	625	254	5.6	41	2.3	-	252
Health, education and leisure		14,995	512	234	3.4	46	1.6	-	122
Hotels and restaurants		7,475	581	315	7.8	54	4.2	10	240
Utilities		4,698	100	45	2.1	45	1.0	(15)	20
Other		26,275	1,220	922	4.6	76	3.5	(83)	183
Latent		-	-	946	-	-	-	(331)	n/a

Customers		390,781	18,686	11,277	4.8	60	2.9	(342)	5,762

Geographic regional analysis
UK - residential mortgages		115,661	1,235	174	1.1	14	0.2	15	23
- personal lending		14,964	1,454	1,254	9.7	86	8.4	84	287
- property		34,009	3,760	1,768	11.1	47	5.2	65	1,957
- construction		3,915	398	245	10.2	62	6.3	48	169
- other		112,252	2,431	1,684	2.2	69	1.5	(295)	474

Total		280,801	9,278	5,125	3.3	55	1.8	(83)	2,910

Europe - residential mortgages		14,052	2,801	1,001	19.9	36	7.1	(42)	16
- personal lending		1,171	57	52	4.9	91	4.4	(6)	3
- property		3,967	3,271	2,747	82.5	84	69.2	(101)	1,993
- construction		1,251	86	86	6.9	100	6.9	(91)	47
- other		12,515	1,658	1,510	13.2	91	12.1	(86)	615

Total		32,956	7,873	5,396	23.9	69	16.4	(326)	2,674

US - residential mortgages		20,508	915	144	4.5	16	0.7	44	81
- personal lending		12,306	177	66	1.4	37	0.5	66	61
- property		5,574	50	20	0.9	40	0.4	(8)	2
- construction		450	-	-	-	-	-	(1)	-
- other		29,505	157	346	0.5	220	1.2	(32)	12

Total		68,343	1,299	576	1.9	44	0.8	69	156

RoW - residential mortgages		1	-	-	-	-	-	-	-
- personal lending		1,746	17	17	1.0	100	1.0	-	-
- property		577	24	24	4.2	100	4.2	(1)	-
- construction		23	5	4	21.7	80	17.4	-	-
- other		6,334	190	135	3.0	71	2.1	(1)	22

Total		8,681	236	180	2.7	76	2.1	(2)	22

Customers		390,781	18,686	11,277	4.8	60	2.9	(342)	5,762

Banks		23,311	28	26	0.1	93	0.1	-	9

Note:

(1)	Includes instalment credit.

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
31 December 2014					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,079	1	1	-	100	-	(1)	-
Finance		39,611	364	234	0.9	64	0.6	(5)	23
Personal	- mortgages	150,572	5,634	1,521	3.7	27	1.0	36	236
	- unsecured	29,155	1,964	1,585	6.7	81	5.4	401	737
Property		51,546	13,021	8,918	25.3	68	17.3	(1,083)	2,625
Construction		5,657	971	612	17.2	63	10.8	76	202
of which: CRE		43,317	13,345	9,027	30.8	68	20.8	(1,067)	2,750
Manufacturing		22,035	461	322	2.1	70	1.5	(26)	188
Finance leases (1)		14,030	156	113	1.1	72	0.8	-	75
Retail, wholesale and repairs		18,498	956	645	5.2	67	3.5	106	160
Transport and storage		14,299	1,146	500	8.0	44	3.5	37	211
Health, education and leisure		15,932	734	366	4.6	50	2.3	9	349
Hotels and restaurants		7,969	1,094	574	13.7	52	7.2	(40)	109
Utilities		4,825	156	85	3.2	54	1.8	16	5
Other		29,593	1,519	1,208	5.1	80	4.1	(10)	349
Latent		-	-	1,316	-	-	-	(676)	-

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Geographic regional analysis
UK - residential mortgages		113,521	1,394	191	1.2	14	0.2	(23)	76
- personal lending		15,923	1,674	1,452	10.5	87	9.1	290	546
- property		37,547	6,026	3,676	16.0	61	9.8	(221)	1,917
- construction		4,098	676	361	16.5	53	8.8	(1)	175
- other		113,782	3,287	2,467	2.9	75	2.2	(146)	847

Total		284,871	13,057	8,147	4.6	62	2.9	(101)	3,561

Europe - residential mortgages		15,629	3,268	1,178	20.9	36	7.5	(10)	10
- personal lending		1,051	76	66	7.2	87	6.3	9	66
- property		8,021	6,907	5,197	86.1	75	64.8	(862)	699
- construction		1,055	289	245	27.4	85	23.2	78	24
- other		19,104	2,860	2,361	15.0	83	12.4	(440)	561

Total		44,860	13,400	9,047	29.9	68	20.2	(1,225)	1,360

US - residential mortgages
- residential mortgages		21,203	957	150	4.5	16	0.7	69	150
- personal lending		11,164	195	49	1.7	25	0.4	102	125
- property		5,332	64	19	1.2	30	0.4	2	7
- construction		413	1	1	0.2	100	0.2	-	1
- other		31,338	200	342	0.6	171	1.1	1	39

Total		69,450	1,417	561	2.0	40	0.8	174	322

RoW - residential mortgages		219	15	2	6.8	13	0.9	-	-
- personal lending		1,017	19	18	1.9	95	1.8	-	-
- property		646	24	26	3.7	108	4.0	(2)	2
- construction		91	5	5	5.5	100	5.5	(1)	2
- other		11,647	240	194	2.1	81	1.7	(5)	22

Total		13,620	303	245	2.2	81	1.8	(8)	26

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Banks		24,812	42	40	0.2	95	0.2	(10)	9

Note:

(1)	Includes instalment credit.

Appendix 1 Capital and risk management

Debt securities
The table below shows debt securities by issuer, IFRS measurement classifications and external rating. Ratings are based on the lowest of Standard & Poor's, Moody's and Fitch. US central and local government includes US federal agencies. The other financial institutions category includes US government-sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	4,352	4,624	23,129	1,446	5,100	825	39,476	982
Designated as at fair value	-	-	109	-	1	-	110	-
Available-for-sale (AFS)	7,021	12,631	10,721	1,916	13,506	147	45,942	18,937
Loans and receivables	-	-	-	249	2,541	122	2,912	2,496
Held-to-maturity (HTM)	4,932	-	-	-	-	-	4,932	-

Long positions	16,305	17,255	33,959	3,611	21,148	1,094	93,372	22,415

AAA	-	6	9,366	1,867	5,827	-	17,066	4,707
AA to AA+	16,305	17,249	10,695	422	9,997	101	54,769	15,037
A to AA-	-	-	9,204	1,058	2,303	198	12,763	476
BBB- to A-	-	-	4,537	64	828	247	5,676	434
Non-investment grade	-	-	157	49	1,045	514	1,765	862
Unrated	-	-	-	151	1,148	34	1,333	899

	16,305	17,255	33,959	3,611	21,148	1,094	93,372	22,415

Of which US agencies	-	6,945	-	-	8,077	-	15,022	14,202

Short positions (HFT)	(6,104)	(4,897)	(12,123)	(531)	(736)	(163)	(24,554)	-

Available-for-sale
Gross unrealised gains	353	185	290	6	266	6	1,106	286
Gross unrealised losses	(9)	(151)	(10)	(1)	(131)	(1)	(303)	(213)

31 December 2014

Held-for-trading	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value	-	-	111	2	4	-	117	-
Available-for-sale	4,747	11,011	11,058	3,404	14,585	161	44,966	18,884
Loans and receivables	-	-	-	185	2,774	137	3,096	2,734
Held-to-maturity	4,537	-	-	-	-	-	4,537	-

Long positions	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

AAA	-	6	15,533	1,319	6,086	77	23,021	4,762
AA to AA+	15,502	18,714	9,879	283	12,215	117	56,710	16,956
A to AA-	-	-	4,958	2,670	2,534	340	10,502	688
BBB- to A-	-	-	4,822	277	1,184	772	7,055	853
Non-investment grade	-	-	331	61	1,247	603	2,242	1,060
Unrated	-	-	97	480	1,469	366	2,412	858

	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Of which US agencies	-	6,222	-	-	10,860	-	17,082	16,053

Short positions (HFT)	(4,167)	(6,413)	(10,276)	(557)	(674)	(731)	(22,818)	-

Available-for-sale
Gross unrealised gains	451	210	541	8	361	6	1,577	389
Gross unrealised losses	(1)	(117)	(3)	(1)	(158)	(2)	(282)	(257)

Appendix 1 Capital and risk management

Debt securities (continued)

Key points

•
HFT: Holdings of government and ABS decreased, principally in US bonds, following continuing exits from US asset-backed products business, focus on balance sheet and RWA reduction and risk mitigation. The decrease in other government bonds was driven by a decrease in Germany as bund yields reached historic lows in Q1 2015, largely offset by higher Japanese treasury bills, reflecting favourable rates, used for collateral upgrades. The increase in short positions (largely Italy, Germany and Spain) reflected hedging of reverse repo collateral following liquidity concerns and uncertainty around Greece. The increase in UK government short positions reflected positioning ahead of expected interest rate rise.

•
AFS: Holdings of UK and US government bonds increased due to purchases by Treasury reflecting liquidity portfolio mix management and price optimisation. CFG switched from asset-backed securities to US government bonds as part of RWA and liquidity coverage ratio management.

•
Market concerns and consequent lower bond prices resulted in lower gross unrealised gains and higher gross unrealised losses relating to AFS debt securities. Lower gains also reflected sales and redemptions in Treasury.

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2015			31 December 2014
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	20,123	216,983	204,738	27,331	269,912	259,971
Exchange rate	4,196	61,566	65,228	4,675	78,707	83,781
Credit	100	1,704	1,681	125	2,254	2,615
Equity and commodity	60	2,032	2,133	78	3,119	3,582

		282,285	273,780		353,992	349,949
Counterparty mark-to-market netting		(228,780)	(228,780)		(295,315)	(295,315)
Cash collateral		(28,295)	(25,627)		(33,272)	(30,203)
Securities collateral		(6,999)	(8,299)		(7,013)	(14,437)

Net exposure		18,211	11,074		18,392	9,994

Net exposure by sector
Banks		1,357	2,065		1,875	1,534
Other financial institutions		6,205	5,313		4,035	3,721
Corporate		9,820	3,585		11,186	4,382
Government		829	111		1,296	357

		18,211	11,074		18,392	9,994

Net exposure by region of counterparty
UK		9,708	4,524		9,037	3,233
Europe		4,818	2,395		5,628	3,521
US		1,344	1,867		1,544	1,280
RoW		2,341	2,288		2,183	1,960

		18,211	11,074		18,392	9,994

Notes:

(1)
Includes exchange traded contracts of £2,620 billion (31 December 2014 - £2,436 billion) principally interest rate. Trades are generally closed out daily hence carrying values were insignificant; assets £3 million (31 December 2014 - £8 million); liabilities £81 million (31 December 2014 - £119 million).

(2)
Interest rate notional includes £12,007 billion (31 December 2014 - £18,452 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Appendix 1 Capital and risk management

Derivatives (continued)

Key points

•
Over-the-counter derivative notionals reduced from £29.8 trillion to £21.9 trillion in the six months to 30 June 2015 reflecting active participation in trade compression cycles, as well as targeted bilateral tear-ups.

•	The carrying value of derivative assets and liabilities at 30 June 2015 have been materially impacted by changes in market rates:
○
Interest rate contracts: Fair values decreased by approximately 20% in the first half of 2015 due to an upward shift in yields, based on the expectation of interest rate rises in the US and UK. Eurozone yields also increased following favourable economic outlook.

	○	Foreign exchange contracts: Fair value decreases from targeted tear-ups and risk reductions have more than offset the impact of US dollar strengthening against the euro (9%) and Japanese yen (3%).
	○	Credit derivatives: fair values decreased despite widening credit spreads due to Greek debt crisis concerns as RBS continued to de-risk the credit default swap portfolio.

Appendix 1 Capital and risk management

Key loan portfolios*
The internal measure used for credit risk management is credit risk assets (CRA) and consists of lending, derivatives after the effect of enforceable netting arrangements and contingent obligations.

The table below summarises CRA by sector and geographic region.

30 June 2015		Wholesale
		Banks and			Natural	Retail and			Of which:
	Personal	other FIs	Sovereign	Property	resources	leisure	Other	Total	RCR
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK	130,302	25,382	50,922	39,438	8,099	14,618	40,062	308,823	7,168
Western Europe (excl. UK)	15,113	33,644	11,025	7,523	3,232	2,418	11,485	84,440	6,241
North America	33,113	12,779	22,465	7,308	5,057	5,945	19,892	106,559	556
RoW (1)	3,383	9,916	3,599	1,511	3,703	597	11,933	34,642	2,936

Total	181,911	81,721	88,011	55,780	20,091	23,578	83,372	534,464	16,901

of which: RCR	90	2,621	30	7,458	2,746	796	3,160	16,901	n/a

Flow into forbearance (2)	1,625	88	-	1,934	412	454	902	5,415	1,420
of which: RCR	-	11	-	1,060	36	145	168	1,420	n/a

AQ10	7,477	715	1	8,003	258	1,278	2,397	20,129	7,662
of which: RCR	75	304	-	5,540	150	483	1,110	7,662	n/a

31 December 2014

UK	129,091	27,560	45,308	44,401	7,825	15,539	40,199	309,923	11,579
Western Europe (excl. UK)	16,802	37,156	6,855	11,858	4,030	3,221	13,162	93,084	12,159
North America	32,449	13,367	27,162	6,846	7,070	5,736	21,642	114,272	851
RoW (1)	2,406	13,406	3,039	1,875	5,685	1,188	17,187	44,786	5,061

Total	180,748	91,489	82,364	64,980	24,610	25,684	92,190	562,065	29,650

of which: RCR	203	3,587	536	14,819	2,910	1,828	5,767	29,650	n/a

Flow into forbearance (2)	4,350	60	-	5,416	377	984	1,956	13,143	4,839
of which: RCR	-	29	-	3,551	28	535	696	4,839	n/a

AQ10	8,424	638	1	14,743	263	2,329	3,662	30,060	16,099
of which: RCR	182	423	-	11,886	112	1,355	2,141	16,099	n/a

Notes:

(1)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Completed during the period.

Key points

•	The CRA decrease reflected a continued focus on risk reduction and improving overall credit quality.

•	CRA decreased in all regions and sectors except sovereign where CRA increased by 7%, reflecting Treasury activity. UK CRA (excluding RCR) increased by 1%, in personal (mainly mortgage lending).

•
For wholesale loans, the flow into forbearance decreased during H1 2015 compared with H2 2014 in line with improving market conditions and RCR's disposal strategy. Of the total forbearance granted, 54% related to non-performing loans with a provision coverage of 48% (2014 - 62%).

•
The property sector remained the most significant contributor to the forborne portfolio. There was an increase in forbearance granted in the natural resources sector driven by counterparties in the oil and gas sector (refer to page 28 for further sector information).

•
RCR is on track to complete its targeted run-down by the end of 2015, with CRA down by 43% to £16.9 billion. Non-performing exposures decreased significantly to £7.7 billion (2014 - £16.1 billion) driven by the disposal strategy and the improving economic climate.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios* (continued)
The following key portfolios are discussed in more detail: commercial real estate (within property); oil and gas (within natural resources); shipping (within other); and personal portfolios.

Commercial real estate (CRE)
The CRE sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending below is gross of impairment provisions and excludes rate risk management and contingent obligations

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography	£m	£m	£m	£m	£m	£m	£m

30 June 2015
UK (excluding NI (1))	15,959	4,351	20,310	541	3,393	3,934	24,244
Ireland (ROI and NI (1))	1,519	312	1,831	614	2,022	2,636	4,467
Western Europe (other)	947	29	976	110	22	132	1,108
US	4,489	1,362	5,851	-	5	5	5,856
RoW (1)	415	16	431	41	249	290	721

	23,329	6,070	29,399	1,306	5,691	6,997	36,396

31 December 2014

UK (excluding NI (1))	17,327	4,757	22,084	600	3,446	4,046	26,130
Ireland (ROI and NI (1))	2,864	740	3,604	1,499	4,469	5,968	9,572
Western Europe (other)	1,222	53	1,275	189	24	213	1,488
US	4,063	1,358	5,421	-	59	59	5,480
RoW (1)	406	22	428	34	185	219	647

	25,882	6,930	32,812	2,322	8,183	10,505	43,317

Note:

(1)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

•	Overall gross CRE lending fell in the first half of 2015 mostly in RCR (£6.5 billion) due to asset sales, repayments, and write-offs.

•
The RCR portfolio contains legacy CIB, Commercial Bank and Ulster Bank assets and now represents 17% of the total portfolio (2014 - 29%). Geographically, 57% (£3.5 billion) of the remaining RCR portfolio is located in Ireland (ROI and NI), with the UK (excluding NI) accounting for 28% (£1.7 billion) and the remainder (£1.0 billion) in Western Europe and the RoW.

•
The reduction of the commercial investment UK sub-sector is almost entirely driven by reductions of £1.3 billion in RCR. RCR divestments in the development sub-sector have also led to the portfolio being more weighted towards the investment sub-sector.

•	The increase in US exposure was predominantly driven by higher business volumes in CFG, in line with risk appetite and business strategy.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios*: Commercial real estate (continued)

	RBS excluding RCR			RCR			Total
LTV ratio by value		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2015
<= 50%	10,147	139	10,286	243	18	261	10,390	157	10,547
> 50% and <= 70%	8,500	249	8,749	387	87	474	8,887	336	9,223
> 70% and <= 90%	1,944	356	2,300	76	391	467	2,020	747	2,767
> 90% and <= 100%	374	106	480	79	42	121	453	148	601
> 100% and <= 110%	185	145	330	42	173	215	227	318	545
> 110% and <= 130%	174	156	330	29	385	414	203	541	744
> 130% and <= 150%	77	128	205	2	120	122	79	248	327
> 150%	331	410	741	44	1,582	1,626	375	1,992	2,367

Total with LTVs	21,732	1,689	23,421	902	2,798	3,700	22,634	4,487	27,121
Minimal security (1)	13	38	51	-	1,206	1,206	13	1,244	1,257
Other	6,316	420	6,736	16	1,266	1,282	6,332	1,686	8,018

Total	28,061	2,147	30,208	918	5,270	6,188	28,979	7,417	36,396

Total portfolio
average LTV (2)	56%	140%	62%	74%	287%	236%	56%	232%	85%

31 December 2014

<= 50%	9,833	220	10,053	300	45	345	10,133	265	10,398
> 50% and <= 70%	8,750	301	9,051	602	173	775	9,352	474	9,826
> 70% and <= 90%	2,285	409	2,694	220	554	774	2,505	963	3,468
> 90% and <= 100%	343	134	477	41	116	157	384	250	634
> 100% and <= 110%	168	148	316	56	211	267	224	359	583
> 110% and <= 130%	326	201	527	49	438	487	375	639	1,014
> 130% and <= 150%	135	128	263	6	404	410	141	532	673
> 150%	305	495	800	65	4,160	4,225	370	4,655	5,025

Total with LTVs	22,145	2,036	24,181	1,339	6,101	7,440	23,484	8,137	31,621
Minimal security (1)	33	38	71	-	3,168	3,168	33	3,206	3,239
Other	5,956	546	6,502	34	1,921	1,955	5,990	2,467	8,457

Total	28,134	2,620	30,754	1,373	11,190	12,563	29,507	13,810	43,317

Total portfolio
average LTV (2)	56%	133%	62%	75%	338%	291%	57%	287%	116%

Notes:

(1)
Total portfolio average LTV is presented net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)	Weighted average by exposure.

Key points

•
The reductions in the higher LTV bands occurred mostly in the RCR book originated by Ulster Bank, Commercial Banking and CIB, reflecting valuation improvements, reductions through repayments, asset sales and write-offs - principally for non-performing assets.

•	Interest payable by customers on performing loans secured by investment property was covered 1.8x (2014 - 1. 6x) and 3.1x (2014 - 2.9x) within RCR and rest of RBS, respectively.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

Oil and gas
RBS's exposure to oil and gas sector in terms of CRA and total exposure (including committed but undrawn facilities), is set out below.

	30 June 2015		31 December 2014
	CRA	Total	CRA	Total
By segment	£m	£m	£m	£m

CIB	5,311	12,801	8,297	20,278
Commercial Banking	1,033	2,202	671	1,035
CFG	1,362	2,323	1,251	2,134
RCR	257	295	352	457
Others	63	200	101	243

	8,026	17,821	10,672	24,147

The tables below provide a breakdown of CIB's oil and gas sector exposure which represents 72% of RBS's exposure to this sector (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS's sector concentration framework.

		Western
		Europe	North	Asia	Latin
	UK	(excl. UK)	America	America	Pacific	CEEMA (1)	Total
30 June 2015	£m	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	285	903	2,129	231	118	594	4,260
Oilfield service providers	312	801	701	252	-	138	2,204
Other wholesale and trading activities	147	486	465	747	-	47	1,892
Refineries	1	102	2,022	287	21	6	2,439
Pipelines	1	372	1,542	36	-	55	2,006

	746	2,664	6,859	1,553	139	840	12,801

Including committed undrawn exposures

Of which: exploration and production	5	43	1,131	99	43	-	1,321

31 December 2014

Producers (incl. integrated oil companies)	833	1,101	4,822	263	115	848	7,982
Oilfield service providers	153	675	1,007	742	-	535	3,112
Other wholesale and trading activities	295	794	683	907	-	122	2,801
Refineries	1	177	2,700	591	141	67	3,677
Pipelines	96	48	2,359	49	33	121	2,706

	1,378	2,795	11,571	2,552	289	1,693	20,278

Including committed undrawn exposures
Of which: exploration and production	145	3	3,118	115	150	37	3,568

Note:

(1)	Includes exposures to Central and Eastern Europe as well as the Middle East and Africa.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios*: Oil and gas (continued)

Key points

•
Overall exposure decreased by £2.6 billion (CRA) and £6.3 billion (total exposure), in line with strategy as a result of active portfolio management and asset disposals, principally in CIB. The small increase in CPB reflected transfers from CIB.

•
The price of crude oil recovered from a low of US$45 per barrel in January 2015 to US$61 per barrel at 30 June 2015. The price of natural gas is not highly correlated to oil prices and is determined regionally. US natural gas prices have been relatively stable compared with the recent price of crude oil.

•
Exposures continue to be closely managed through ongoing customer and sub-sector reviews, and stress testing. Risk appetite was reduced during 2014 with further reductions in 2015 (in part due to asset disposals). Further stress analysis of the portfolio was carried out in 2015 and limits were again reduced with a continued focus on ensuring that the portfolio remains heavily weighted towards investment grade customers. As part of the bank's strategic review, limits for Americas and Asia-Pacific have been significantly reduced.

•
The sub-sector in which a customer operates is a primary consideration for assessing credit risk. Current areas of focus for stress testing and more active credit risk management include those customers involved in exploration and production (E&P) and oilfield service providers. E&P customers represent approximately 10% of CIB's exposure to the oil and gas sector.

•
Customers involved in E&P are most immediately exposed to the oil price decline. At 30 June 2015, 97% of these were within the producers sub-sector. Companies involved in this area have already introduced capital spending reductions to conserve cash. In turn, this reduced spending is likely to have an adverse impact on oilfield service providers. This is due to the E&P companies buying less products and services from the oilfield service providers, and demanding lower prices for those they do purchase.

•
The other principal components of CIB's exposure to producers are Integrated Oil Companies (IOCs) and National Oil Companies (NOCs). IOCs and NOCs are less vulnerable to the oil price decline due to scale, diversification and in the case of NOC, explicit support from governments.

•	At 30 June 2015 78% (2014 - 83%) of the CIB total portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above).
•
The committed lending exposure included legal commitments to syndicated bank facilities, with tenors up to five years. These committed facilities are for general corporate purposes - including funding operating needs and capital expenditures - and are available as long as counterparties comply with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers.

•	RBS had no high-yield bond or loan underwriting positions as at 30 June 2015 (2014 - US$86 million high-yield loan underwritings in the Americas).
•
There has been a small number of forbearance events, usually involving the relaxation of financial covenants to give customers more financial flexibility. Most forbearance has involved customers in the E&P and oilfield services sub-sectors where earnings have been more immediately and materially impacted by the downturn.

•
At 30 June 2015, Watchlist Red (performing customers who show signs of declining creditworthiness and so require active management) outside RCR totalled £310 million (2014 - £88 million), of which £98 million (2014 - £5 million) was managed by Restructuring.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios*

Shipping
RBS's exposure to the shipping sector is as follows:

	30 June	31 December
	2015	2014
By segment	£m	£m

CIB	6,338	6,700
RCR	1,463	2,855
Other	828	803

	8,629	10,358

Key points

•
Of the total exposure to shipping, £6.6 billion (2014 - £7.9 billion) related to asset-backed ocean-going vessels, the rest predominantly related to shipbuilding and inland water transport. The decrease during H1 2015 reflected scheduled loan repayments, secondary sales and prepayments. £5.3 billion (2014 - £5.7 billion) of the asset-backed ocean-going vessel exposure was in CIB. The main concentration risks were in the dry bulk sector which represented 36% of our exposure (2014 - 38%); tankers at 27% (2014 - 29%) and containers at 17% (2014 - 17%). The remaining exposures comprise gas (including liquid petroleum and natural gases), 11% (2014 - 10%) and others 7% (2014 - 6%).

•
Conditions remained depressed in the bulk market during H1 2015 as a result of vessel oversupply and a slowdown in commodity demand from China. Tanker market conditions are currently favourable and container markets over the last 12 months have stabilised but remain weak in comparison to historic averages. The container market is subject to oversupply on certain lines such as the Asia - Europe line and carriers are struggling to implement general freight rate rises as a result. Rates remain relatively stable at present but downside risks exist over the next 12-18 months. The majority of the RBS portfolio is insulated by long-term charters, which provide more stable long-term fixed cash flows.

•
The majority of ship-secured exposure is extended against recently-built vessels. Across the portfolio (including RCR) the average age of mortgaged vessels is 7.2 years (2014 - 6.4 years). Less than 3% of the core book is secured by vessels that are more than 15 years old and around 82% (2014 - 87%) is secured by vessels built in the last ten years. Due to strategic considerations, RBS has significantly reduced commitments to new builds and, as a result, the average age of the portfolio has risen. RBS continues to provide new lending against second-hand vessels and on some new-build deliveries.

•
A key protection for RBS is the minimum security covenant. The overall loan-to-value (LTV) of the portfolio at 30 June 2015 was 84% (2014 - 77%) with RCR standing at 101% (2014 - 92%) and RBS excluding RCR at 79% (2014 - 73%). Amortisation across the portfolio is approximately 7% per annum excluding early repayments. Asset values fall as markets deteriorate and rise as they improve. Therefore even if exposure falls, the overall LTV position may rise or fall depending on the underlying value of the vessels. The dry bulk sub-sector has seen asset value reductions of around 20-30% in H1 2015 (15-20% in Q1 2015) with dry bulk market values dropping to a 30-year low in February 2015, which led to a rise in the average LTV.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

Personal portfolios
This section summarises personal portfolios by type, segment and related credit metrics.

Overview of personal portfolios split by product type and segment*

	30 June 2015						31 December 2014
	UK	Ulster	Private	Commercial			UK	Ulster	Private	Commercial
	PBB	Bank	Banking	Banking (1)	CFG	Total	PBB	Bank	Banking	Banking (1)	CFG	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	105,407	15,935	6,521	2,504	20,540	150,907	103,235	17,506	6,414	2,475	21,122	150,752
Of which:
Interest only variable rate	14,397	987	3,944	823	9,138	29,289	15,165	1,238	3,952	858	9,637	30,850
Interest only fixed rate	9,683	24	1,574	36	286	11,603	9,122	25	1,520	27	292	10,986
Mixed (capital and interest only)	6,425	178	10	-	987	7,600	6,820	204	-	-	788	7,812
Buy-to-let	12,886	1,896	403	822	140	16,147	11,602	2,091	538	850	147	15,228
Forbearance	4,465	3,557	48	42	403	8,515	4,873	3,880	51	49	409	9,262

Forbearance arrears status
- Current	3,823	2,168	47	36	330	6,404	4,158	2,231	51	40	310	6,790
- 1-3 months in arrears	330	624	1	3	19	977	364	689	-	3	34	1,090
- >3 months in arrears	312	765	-	3	54	1,134	351	960	-	6	65	1,382

Other lending	11,724	517	4,582	84	12,174	29,081	12,335	591	5,108	78	10,924	29,036

Total lending	117,131	16,452	11,103	2,588	32,714	179,988	115,570	18,097	11,522	2,553	32,046	179,788

Mortgage LTV ratios
- Total portfolio	57%	89%	53%	62%	65%	61%	57%	92%	51%	51%	67%	62%
- New business	70%	77%	45%	65%	67%	67%	71%	75%	45%	56%	68%	68%
- Performing	57%	85%	53%	60%	65%	61%	57%	88%	51%	51%	67%	61%
- Non-performing	66%	114%	76%	172%	69%	89%	67%	115%	79%	81%	73%	91%
Mortgage REIL	1,058	2,887	26	65	912	4,948	1,218	3,362	95	1	946	5,622

Note:

(1)	Relates to Royal Bank of Scotland International (RBSI) business.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key points*

UK PBB

•
The UK PBB personal mortgage portfolio increased by 2.1% to £105.4 billion, of which £92.5 billion (31 December 2014 - £91.6 billion) was owner occupied and £12.9 billion (31 December 2014 - £11.6 billion) was buy-to-let. Of the total portfolio approximately £26 billion related to properties in the south east of England, while £19 billion related to properties in Greater London.

•
Gross new mortgage lending amounted to £9.1 billion in H1 2015 with an average LTV by weighted value of 70.4% (2014 - 70.5%).  Lending to owner-occupiers during this period was £7.5 billion (2014 - £16.6 billion) and had an average LTV by weighted value of 71.5% (2014 - 71.7%). Buy-to-let lending was £1.6 billion (2014 - £3.1 billion) with an average LTV by weighted value of 65.1% (2014 - 63.9%).

•	Based on the Halifax House Price Index at March 2015, the portfolio average indexed LTV by volume was 50.4% (2014 - 50.4%) and 57.4% by weighted value of debt outstanding (2014 - 57.3%).
•
Fixed interest rate products of varying time durations accounted for approximately 60% of the mortgage portfolio with 3% a combination of fixed and variable rates and the remainder variable rate. Approximately 17% of owner-occupied mortgages were on interest-only terms with a bullet repayment and 7% were on a combination of interest-only and capital and interest. The remainder were capital and interest. 63% of the buy-to-let mortgages were on interest-only terms and 3% on a combination of interest only and capital and interest.

•
The arrears rate fell from 1.0% in December 2014 to 0.9% at the end of June 2015. The number of properties repossessed in H1 2015 was also lower (338 compared with 472 in H2 2014). This reflected improvements in the UK economy and underlying asset quality

•
The flow of new forbearance was £315 million in H1 2015 compared with £367 million in H2 2014. The value of mortgages subject to forbearance has decreased by 8% since the year end to £4.5 billion (equivalent to 4.2% of the total mortgage book) as a result of improved market conditions and methodology changes.

•
There was an overall small release of impairment provision for personal mortgages in H1 2015 compared with a small charge in H1 2014. Reduced REIL balances and a fall in the instances of forborne mortgages drove the release in latent and PD90 provisions as well as lower LGDs.

Ulster Bank

•
Ulster Bank's residential mortgage portfolio totalled £15.9 billion at 30 June 2015, with 86% in the Republic of Ireland and 14% in Northern Ireland. Excluding the impact of exchange rate movements, the portfolio decreased by 1.3% from 31 December 2014 as a result of amortisation a portion of which related to the tracker mortgage portfolio. The volume of new business has increased reflecting continuing market demand.

•
The interest-rate product mix was approximately 63% of the mortgage portfolio on tracker-rate products, 23% on variable-rate products and 14% on fixed rate. Interest-only represented 6% of the total portfolio.

•	The portfolio average indexed LTV decreased from 92% at 31 December 2014 to 89% at 30 June 2015 and reflected positive house price index trends over the last six months.
•
At 30 June 2015, 22.3% of total mortgage assets (£3.6 billion) were subject to a forbearance arrangement, a decrease of 8.3% (£0.3 billion) from 31 December 2014. Excluding the impact of exchange rate movements, the value of mortgage assets subject to a forbearance arrangement has decreased by £276 million (4.8%).

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key points* (continued)

Ulster Bank (continued)

•
The number of customers approaching Ulster Bank for the first time in respect to forbearance assistance declined through H1 2015. The majority (78%) of forbearance arrangements were less than 90 days in arrears.

•
There was an overall release of impairment provisions for personal mortgages in H1 2015 compared with a charge in H1 2014. Reducing defaulted balances have reduced loss expectations driving collective and latent releases.

CFG

•
The mortgage portfolio at 30 June 2015 consisted of £8 billion of residential mortgages (1% in second lien position) and £12.5 billion of home equity loans and lines of credit (HELOC) - first and second liens. Home equity consisted of 46% in first lien position. A Serviced By Others (SBO) portfolio, which is predominantly (95%) second lien, is included in the home equity book. Excluding the effect of exchange rates, the portfolio decreased 2% from the 2014 year end as a result of contraction in HELOC and run-off in the construction legacy serviced by others portfolios.

•	CFG continued to focus on its footprint states of New England, Mid-Atlantic and the Mid-West. At 30 June 2015, £16.7 billion (81% of the total portfolio) was within footprint.

•	The SBO portfolio, which was closed to new purchases in Q3 2007, decreased from £1.3 billion in Q1 2015 to £1.1 billion in Q2 2015.

•	The overall mortgage portfolio credit characteristics are stable with a weighted average LTV of 65% at 30 June 2015. The weighted average LTV of the portfolio, excluding SBO, was 63%.

•
CFG participates in the US-government mandated Home Affordable Modification Program (HAMP), as well as its own proprietary programme. The 12-month default rate, on a value basis, for customers who were granted forbearance, was 17.4% in H1 2015 (2014 - 15%). The increase in default rate was driven by a regulatory requirement to start tracking co-borrower bankruptcies. Additionally, many HAMP mortgages, which receive a below market rate for five years, began to reset at higher rates to adjust to the market rate, increasing defaults.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Market risk
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to Capital and risk management - Market risk in the 2014 Annual Report and Accounts. There were no material changes to market risk methodologies or models during H1 2015.

Trading portfolios
Value-at-risk
The table below presents the internal value-at-risk (VaR) for trading portfolios split by type of market risk exposure and by business area. The internal traded 99% one-day VaR captures all trading book positions. By contrast, the regulatory VaR-based charges take into account only regulator-approved products, locations and legal entities and are based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

	Half year ended								Year ended
	30 June 2015				30 June 2014				31 December 2014
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	16.0	11.7	29.8	10.8	16.7	14.9	39.8	10.9	17.4	16.9	39.8	10.8
Credit spread	12.5	7.6	16.4	7.5	28.3	24.4	42.8	20.9	23.1	14.2	42.8	13.4
Currency	5.3	5.4	7.8	3.3	5.4	3.0	8.5	2.0	4.7	5.5	9.7	1.0
Equity	2.4	1.2	6.1	1.0	3.5	2.5	6.0	2.1	3.0	3.7	6.5	1.2
Commodity	0.5	0.7	2.2	0.2	0.6	0.7	1.4	0.3	0.6	0.4	2.5	0.3
Diversification (1)		(11.6)				(24.8)				(18.2)

Total	21.8	15.0	30.1	15.0	30.6	20.7	58.2	20.7	27.8	22.5	58.2	17.1

CIB	21.1	14.2	29.8	14.0	28.2	21.3	48.8	20.5	26.3	21.3	48.8	15.5
RCR	3.1	2.8	4.5	2.6	6.0	3.5	16.2	3.3	4.5	3.0	16.2	2.6

Note:

(1)
RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•
During H1 2015, trading book exposure continued to decline. The markets exhibited higher volatility and reduced liquidity, resulting from a number of macroeconomic factors, including ongoing political and economic uncertainty in Europe and growing concerns regarding economic slowdown in China.

•	The period end and average total traded internal VaR were lower than in 2014, primarily in credit spread VaR resulting from the ongoing exit of the US asset-backed products (ABP) trading business.

Appendix 1 Capital and risk management

Trading portfolios (continued)

Capital charges*
The total market risk minimum capital requirement calculated in accordance with CRR was £1,786 million at 30 June 2015 (31 December 2014 - £1,917 million), representing RWAs of £22.3 billion (31 December 2014 - £24.0 billion). It comprised two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,497 million (31 December 2014 - £1,458 million), which in turn comprised several modelled charges; and (ii) the standardised PRR of £289 million (31 December 2014 - £459 million), which also had several components.

The components of the Pillar 1 model-based PRR are presented in the table below.

					31 December
					2014
	Average	Maximum	Minimum	Period end	Period end
30 June 2015	£m	£m	£m	£m	£m

Value-at-risk	362	400	333	400	329
Stressed VaR (SVaR)	527	555	492	555	511
Incremental risk charge (IRC)	294	348	271	288	299
Risk not in VaR (RNIV)	284	319	227	254	319

				1,497	1,458

Key points

•	The total model-based PRR increased by 3% in the half year to 30 June 2015, driven by higher VaR and SVaR based capital charges, offset somewhat by the lower RNIV capital charge.

•
The VaR and SVaR capital charges together increased by 14%, reflecting increased positioning by the rates business during Q2 2015, notably relating to euro rates, following market euro sell-off in May.

•	The RNIV charge fell by 20%, primarily in stressed RNIVs following reductions in inflation basis risk in the rates business.

•
Standardised charges were 37% or £170 million lower than at the 2014 year end, primarily driven by reduced securitisation exposures in the trading book reflecting the continuation of the US ABP exit, UK ABP risk reduction and the continuation of RCR disposals.

•
All entities maintained a green status relating to regulatory back-testing during H1 2015 except for NatWest Plc, which had six exceptions during the 250 business days ending 30 June 2015, mainly driven by market volatility. This resulted in a £49 million increase to market risk RWAs.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Non-trading portfolios

Non-trading VaR
Average VaR for RBS's non-trading book, comprising predominantly available-for-sale portfolios, was £2.9 million for H1 2015 compared with £4.8 million for H1 2014 and £4.4 million for H2 2014. This was largely driven by a decline in the credit spread VaR as a result of the ongoing RCR run-down. The period end VaR decreased from £3.8 million at 31 December 2014 to £2.0 million at 30 June 2015.

Non-traded interest rate risk
Non-traded interest rate risk affects earnings arising from banking activities. This excludes positions in financial instruments which are classified as held-for-trading. The methodology relating to interest rate risk is detailed in Capital and risk management - Market risk - Non-traded market risk in the 2014 Annual Report and Accounts.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gaps at the reporting date. The table below captures the risk resulting from mismatches in the repricing dates of assets and liabilities. This includes any mismatch between structural hedges and stable non and low interest bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile. Other customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment are also included.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS's retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
Six months ended	£m	£m	£m	£m

30 June 2015	17	13	25	11
30 June 2014	64	68	79	45
31 December 2014	37	23	56	23

		30 June	30 June	31 December
		2015	2014	2014
		£m	£m	£m

Euro		2	3	2
Sterling		13	8	12
US dollar		14	73	27
Other		4	3	3

Key point

•
In H1 2015, interest rate VaR was lower on average than in 2014 as RBS continued to steer its structural interest rate exposure more closely to the neutral duration prescribed in its risk management policy. The reduction in the US dollar VaR reflects reduced exposure to US dollar fixed rate assets, which helped to achieve the alignment to policy.

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a 12 month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 100 basis points to all interest rates. The main drivers of earnings sensitivity relate to interest rate pass-through assumptions on customer products, reinvestment rate assumptions for maturing product and equity structural hedges and mismatches in the re-pricing dates of loans and deposits. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

						Of which
	Euro	Sterling	US dollar	Other	Total	CFG
30 June 2015	£m	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	7	365	135	12	519	155
- 100 basis point shift in yield curves	(9)	(397)	(109)	(30)	(545)	(104)
Bear steepener					377	112
Bull flattener					(130)	(85)

31 December 2014

+ 100 basis point shift in yield curves	(28)	347	214	(17)	516	154
- 100 basis point shift in yield curves	(34)	(298)	(87)	(12)	(431)	(85)
Bear steepener					406	105
Bull flattener					(116)	(58)

Key points

•	Excluding Citizens, £258 million of the benefit of the immediate 100 basis point upward change in interest rates relates to interest rate pass-through assumptions on customer savings accounts.
•	Earnings sensitivity for the downward change of 100 basis points increased from December 2014, due to higher interest rate expectations in the market for the next 12 months.

Structural hedging*
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances, known as net free funds are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution to the product and equity hedges.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Product hedging*
Product structural hedges are used to reduce the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates.

The table below shows the impact on net interest income associated with product hedges managed by Treasury. These relate to the main UK banking businesses except Private Banking. The figures shown represent the incremental contribution of the hedge relative to short-term wholesale cash rates.

	Six months ended
Net interest income	30 June	30 June	31 December
	2015	2014	2014
	£m	£m	£m

Product hedges
UK Personal & Business Banking	210	184	209
Commercial Banking	101	81	99
Corporate & Institutional Banking	39	37	38

Total product hedges	350	302	346

Key points

•	As short-term interest rates remained close to historically low levels in H1 2015, the incremental impact of product hedges relative to wholesale cash rates remained positive.
•	In H1 2015, the all-in yield was 1.5%, slightly lower than in H2 2014 (1.6%), due to low levels of interest rates, and similar to H1 2014 (1.5%).

Equity hedging*
Equity structural hedges are also used to reduce the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.4 billion to these businesses in H1 2015 (H1 2014 and H2 2014 - £0.4 billion), which is an incremental benefit relative to short-term wholesale cash rates. In H1 2015, the all-in yield was 2.4%, slightly lower than in H1 2014 (2.6%) and H2 2014 (2.5%) due to the low levels of interest rates.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Foreign exchange risk
The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by Treasury to predefined risk appetite levels under delegated authority from the ALCo. Treasury seeks to limit the potential volatility impact on RBS's CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals RBS's CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS policy.

					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2015	£m	£m	£m	£m	£m	£m	£m

US dollar	11,302	(4,968)	6,334	(1,910)	4,424	(3,605)	819
Euro	5,210	(56)	5,154	(205)	4,949	(1,894)	3,055
Other non-sterling	3,962	(483)	3,479	(2,777)	702	-	702

	20,474	(5,507)	14,967	(4,892)	10,075	(5,499)	4,576

31 December 2014

US dollar	11,402	(2,321)	9,081	(3,683)	5,398	(4,034)	1,364
Euro	6,076	(39)	6,037	(192)	5,845	(2,081)	3,764
Other non-sterling	4,178	(456)	3,722	(2,930)	792	-	792

	21,656	(2,816)	18,840	(6,805)	12,035	(6,115)	5,920

Notes:

(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners' equity, which consisted mainly of CFG in US dollar.
(2)	Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•	Structural foreign currency exposures before and after economic hedges were £2.0 billion and £1.3 billion respectively lower, mainly due to changes below:
	○	Net assets of overseas operations declined by £1.2 billion, largely due to the strength of sterling against other currencies, especially the euro, which depreciated significantly during the period.
	○	Non-controlling interests increased by £2.7 billion, mainly as a result of the partial disposal of Citizens during Q1 2015.
	○	Net investment hedges decreased by £1.9 billion, mainly due to the partial disposal of Citizens, partly offset by an increase in the hedging of the remaining Citizens holdings.
•	Economic hedges, which consist of equity capital securities in issue, decreased by £0.6 billion reflecting redemptions of certain equity securities during Q1 2015.
•	A 5% strengthening in foreign currencies against sterling would result in a gain or loss of £0.5 billion in equity (2014 - £0.6 billion).

Appendix 1 Capital and risk management

Country risk
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. Refer to Capital and risk management - Credit risk in the 2014 Annual Report and Accounts for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Key points*
The comments below relate to changes in country exposures in H1 2015 unless indicated otherwise.

●
Net balance sheet and off-balance sheet exposure to most countries declined across most products. RBS continues to maintain a cautious stance as it becomes a more UK-centred bank with an international focus on Western Europe. In addition, many clients continued to reduce debt levels. The US dollar and the euro depreciated against sterling by 0.7% and 8.9% respectively, contributing to the decline in exposure.

●	Total eurozone net balance sheet exposure decreased by £12.0 billion or 12%, to £85.6 billion.
	○	The depreciation of the euro played a significant role in the reduction.
○
The main reductions were in HFT government bonds in Germany, Italy and Spain; in derivatives exposure (mostly to banks) in the Netherlands, Italy and Germany; and in lending in Ireland, Italy and Spain.

○
Notional bought and sold credit default swaps (CDS) continued its downward trend in line with the bank's general reduction in trading. Net bought CDS protection on eurozone exposures was broadly unchanged.

	○	Net lending in RCR roughly halved to £2.0 billion for the eurozone as a whole, including £0.8 billion in Ireland and £0.5 billion in Spain, with CRE accounting for broadly half of the total.

●	Eurozone periphery net balance sheet exposure decreased by £7.4 billion or 24%, to £24.0 billion.
○
Ireland - exposure fell by £2.5 billion or 11% to £20.2 billion, with exposure to corporates and households (mostly mortgage lending) decreasing by £1.5 billion each, largely reflecting currency movements and portfolio sales in RCR. Provisions fell by £3.3 billion to £5.1 billion, largely as a result of these sales. Ulster Bank's cash deposits with the Central Bank of Ireland increased by £0.7 billion, again reflecting the proceeds of the RCR portfolio sales.

○
Spain - exposure decreased by £1.2 billion to £2.1 billion. This largely reflected reductions in net HFT government bonds, the result of client demand and perceived peripheral eurozone risks triggered by the Greek crisis, and corporate lending (mostly RCR exposure to the commercial real estate, construction and transport sectors). Off-balance sheet exposure, mostly to corporates, decreased by £0.5 billion.

○
Italy - exposure fell by £3.2 billion to £1.1 billion, reflecting reductions in net HFT government bonds, driven by client demand and eurozone risks, and the maturity of a few large derivatives transactions with banks and corporate loans. Off-balance sheet exposure, largely to corporate clients, decreased by £0.7 billion. RBS will continue to service core clients in Italy.

	○	Portugal - exposure decreased by £0.3 billion to £0.5 billion, due to decreases in net HFT government bonds, derivatives to banks and corporate lending.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Key points* (continued)

○
Greece - net balance sheet exposure decreased to £110 million (down from £0.4 billion), mostly as a result of sales of derivatives positions. The remaining exposure comprised mostly lending and collateralised derivatives exposure to corporate clients, including local subsidiaries of international companies. Total exposure after risk mitigation was approximately £86 million, about a quarter of this in RCR. Contingency planning for any downside scenarios had been refreshed when capital controls were introduced in late June.

	○	Estimated funding mismatches at risk of redenomination at 30 June 2015 were:
- Ireland - £3.5 billion, down from £4.0 billion, due principally to lower lending.
- Spain - £0.5 billion (broadly unchanged).
- Italy - minimal, down from £1.5 billion due to lower derivatives and HFT exposure, and lower lending.
- Portugal - minimal, down from £0.5 billion, due to lower HFT, derivatives and lending.
The net positions for Greece and Cyprus remained minimal.
•
Germany - net balance sheet exposure fell by £4.3 billion to £22.3 billion, in net HFT bonds, derivatives and SFT exposure to financial institutions and corporate lending. This was partially offset by an increase of £3.9 billion in cash deposits with the Bundesbank. Off-balance sheet exposure, mostly to corporates, decreased by £0.9 billion.

•
France - net balance sheet exposure rose by £1.3 billion to £17.4 billion. Exposure to banks increased by £1.0 billion, principally because of the build-up of cash balances with a French bank for the redemption during Q3 2015 of outstanding notes issued by RBS. AFS bonds rose by £0.5 billion, as part of Treasury liquidity management. Off-balance sheet exposure, largely to corporates, fell by £1.0 billion.

•
Netherlands - net balance sheet exposure decreased by £1.8 billion, mainly because derivatives exposure was reduced to a few major banks. Net HFT debt securities increased by £0.8 billion, driven by client demand and market opportunities. This was largely offset by decreases in AFS debt securities. Off-balance sheet exposure to the corporate sector and financial institutions fell by a combined £1.4 billion.

•	Other eurozone - net HFT government bonds increased by £0.5 billion to £1.4 billion, driven by opportunities in the Finnish and Austrian bond markets.
•
Japan - net HFT government bond exposure increased by £4.2 billion to £7.2 billion. This exposure was driven by collateral trading in London, with the increase in outright holdings reflecting reduced access to local repo markets following RBS's decision to exit its Japanese onshore business. Nostro balances with the central bank also increased, by £1.0 billion. These balances fluctuate on a daily basis depending on RBS excess yen liquidity held in London and Tokyo. Derivatives exposure to banks and in corporate lending decreased by a combined £0.8 billion.

•
China - net balance sheet exposure decreased by £1.2 billion to £2.4 billion, with reductions mostly in corporate lending, driven by the new international strategy. The portfolio is focused on the largest banks and corporates. Stress tests indicate that the impact of an economic downturn scenario on credit losses would be limited.

•	India - net balance sheet exposure fell by £0.3 billion to £1.7 billion, with reductions mostly in corporate lending, reflecting the bank's new UK-centred strategy.
•
Russia - net balance sheet exposure decreased by £0.2 billion to £1.6 billion which included £0.9 billion of corporate lending and £0.7 billion of bank lending. Around one-third of the bank lending risk was transferred to third-party investors through credit-linked notes. The exposure continues to be closely monitored and reviewed against all international sanctions, with strict credit restrictions placed on new business.

*Not within the scope of Deloitte LLP's review report

Appendix 1 Capital and risk management

Country risk: Country exposures

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Sovereign	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional less	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	fair value	Derivatives	SFT
30 June 2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	292	1,326	541	732	4,174	13,116	20,181	18,959	20	511	691	-	2,429	22,610	(38)	2,001	1,384
Spain	(168)	1	447	44	1,683	77	2,084	1,579	-	(175)	677	3	1,449	3,533	(294)	2,959	608
Italy	(1,338)	12	1,583	262	527	25	1,071	612	23	(1,356)	1,790	2	1,303	2,374	(483)	6,231	2,020
Portugal	(41)	-	165	73	263	7	467	226	18	(2)	225	-	185	652	(104)	261	199
Greece	6	-	3	1	80	20	110	64	-	6	40	-	21	131	(33)	40	-
Cyprus	-	-	-	-	44	14	58	43	-	-	15	-	12	70	-	15	-

Eurozone
periphery	(1,249)	1,339	2,739	1,112	6,771	13,259	23,971	21,483	61	(1,016)	3,438	5	5,399	29,370	(952)	11,507	4,211

Germany	5,509	6,538	3,175	5,149	1,871	83	22,325	8,092	6,377	(38)	7,650	244	5,168	27,493	(2,320)	31,029	6,690
France	5,775	2	8,048	1,505	1,965	83	17,378	4,306	2,404	3,929	6,418	321	7,562	24,940	(2,452)	32,703	18,824
Netherlands	612	803	3,964	5,687	1,751	31	12,848	3,061	1,079	3,356	5,333	19	7,940	20,788	(716)	16,213	1,937
Belgium	1,234	-	2,085	54	302	22	3,697	442	539	642	1,956	118	774	4,471	(161)	2,446	942
Luxembourg	-	23	254	1,043	999	7	2,326	1,584	309	48	368	17	1,182	3,508	(21)	500	2,461
Other	1,851	11	817	67	268	18	3,032	400	275	1,424	864	69	810	3,842	(523)	3,514	210

Total
eurozone	13,732	8,716	21,082	14,617	13,927	13,503	85,577	39,368	11,044	8,345	26,027	793	28,835	114,412	(7,145)	97,912	35,275

Japan	7,377	1,968	1,324	550	99	31	11,349	2,334	-	7,200	1,795	20	626	11,975	(26)	7,532	2,752
China	156	169	954	200	847	32	2,358	1,982	90	-	255	31	152	2,510	21	359	6,131
India	476	60	44	199	867	34	1,680	1,153	367	109	51	-	545	2,225	(45)	111	63
Russia	8	11	661	39	854	45	1,618	1,545	8	(3)	68	-	91	1,709	(101)	83	-

These tables show RBS exposure at 30 June 2015 and 31 December 2014 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are shown net of loan impairment provisions. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor's, Moody's or Fitch at 30 June 2015, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective. Refer to the 2014 Annual Report and Accounts for definitions, including securities financing transactions (SFT).

Appendix 1 Capital and risk management

Country exposures (continued)

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Sovereign	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	less fair value	Derivatives	SFT
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	239	587	726	839	5,653	14,593	22,637	21,176	56	413	991	1	2,922	25,559	(48)	2,330	1,464
Spain	251	-	583	164	2,184	88	3,270	2,024	47	364	835	-	1,923	5,193	(312)	3,913	422
Italy	112	15	2,519	368	1,187	25	4,226	1,095	169	5	2,957	-	2,031	6,257	(625)	9,192	823
Portugal	111	-	246	97	322	8	784	282	20	152	330	-	222	1,006	(155)	390	613
Greece	8	-	258	1	92	17	376	63	-	8	305	-	23	399	(8)	416	-
Cyprus	-	-	-	-	113	14	127	108	-	-	19	-	16	143	-	19	-

Eurozone
periphery	721	602	4,332	1,469	9,551	14,745	31,420	24,748	292	942	5,437	1	7,137	38,557	(1,148)	16,260	3,322

Germany	12,301	2,681	3,940	5,496	2,083	86	26,587	4,601	7,121	5,653	8,317	895	6,090	32,677	(1,749)	39,275	8,704
France	5,203	3	7,089	1,924	1,774	81	16,074	2,931	1,951	4,034	6,392	766	8,586	24,660	(2,406)	41,132	17,598
Netherlands	72	926	5,557	5,981	2,130	29	14,695	3,582	1,690	2,509	6,830	84	9,323	24,018	(815)	20,986	3,573
Belgium	803	3	2,330	93	396	21	3,646	579	274	375	2,334	84	858	4,504	(219)	3,374	932
Luxembourg	(1)	19	556	645	781	5	2,005	968	329	70	461	177	1,475	3,480	(53)	701	2,628
Other	1,689	19	762	132	533	16	3,151	612	456	930	1,148	5	1,047	4,198	(562)	4,818	302

Total
eurozone	20,788	4,253	24,566	15,740	17,248	14,983	97,578	38,021	12,113	14,513	30,919	2,012	34,516	132,094	(6,952)	126,546	37,059

Japan	3,257	1,007	1,927	514	325	33	7,063	1,633	3	3,043	2,358	26	844	7,907	(25)	10,129	10,005
China	329	130	1,011	363	1,674	41	3,548	2,886	243	62	243	114	531	4,079	(4)	244	4,770
India	526	85	133	156	1,053	36	1,989	1,336	415	132	106	-	639	2,628	(47)	180	-
Russia	39	14	711	101	915	50	1,830	1,673	39	-	118	-	167	1,997	(166)	202	-

Appendix 2

Income statement reconciliations
and balance sheet pre and post disposal groups

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Half year ended
	30 June 2015
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	7,329	-	-	(1,222)	6,107
Interest payable	(1,807)	-	-	118	(1,689)

Net interest income	5,522	-	-	(1,104)	4,418

Fees and commissions receivable	2,347	-	-	(389)	1,958
Fees and commissions payable	(381)	-	-	18	(363)
Income from trading activities	734	210	-	(69)	875
Other operating income	478	(57)	-	(53)	368

Non-interest income	3,178	153	-	(493)	2,838

Total income	8,700	153	-	(1,597)	7,256

Staff costs	(3,075)	-	(348)	568	(2,855)
Premises and equipment	(859)	-	(47)	161	(745)
Other administrative expenses	(1,133)	-	(1,523)	290	(2,366)
Depreciation and amortisation	(418)	-	(294)	-	(712)
Restructuring costs	(1,503)	-	1,503	-	-
Litigation and conduct costs	(1,315)	-	1,315	-	-
Write down of goodwill and other intangible assets	-	-	(606)	-	(606)

Operating expenses	(8,303)	-	-	1,019	(7,284)

Profit/(loss) before impairment releases	397	153	-	(578)	(28)
Impairment releases	232	-	-	89	321

Operating profit	629	153	-	(489)	293
Own credit adjustments (3)	288	(288)	-	-	-
Strategic disposals	(135)	135	-	-	-
Citizens discontinued operations	(489)	-	-	489	-

Profit before tax	293	-	-	-	293
Tax charge	(293)	-	-	-	(293)

Profit for continuing operations	-	-	-	-	-

Profit from discontinued operations, net of tax
- Citizens	354	-	-	-	354
- Other	4	-	-	-	4

Profit from discontinued operations, net of tax	358	-	-	-	358

Profit for the period	358	-	-	-	358
Non-controlling interests	(344)	-	-	-	(344)
Preference share and other dividends	(167)	-	-	-	(167)

Loss attributable to ordinary and B shareholders	(153)	-	-	-	(153)

Notes:

(1)	Reallocation of restructuring costs and litigation and conduct costs into the statutory operating expense lines.
(2)	The statutory results of Citizens Financial Group (CFG), which is classified as a discontinued operation.
(3)
Reallocation of £210 million gain (H1 2014 - £11 million gain; Q2 2015 - £115 million gain; Q1 2015 - £95 million gain; Q2 2014 - £84 million loss) to income from trading activities and £78 million gain (H1 2014 - £62 million loss; Q2 2015 - £53 million gain; Q1 2015 - £25 million gain; Q2 2014 - £106 million loss) to other operating income.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Half year ended
	30 June 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	7,621	-	-	(1,077)	6,544
Interest payable	(2,125)	(3)	-	90	(2,038)

Net interest income	5,496	(3)	-	(987)	4,506

Fees and commissions receivable	2,605	-	-	(362)	2,243
Fees and commissions payable	(487)	-	-	12	(475)
Income from trading activities	1,482	11	-	(43)	1,450
Gain on redemption of own debt	-	20	-	-	20
Other operating income	882	154	-	(231)	805

Non-interest income	4,482	185	-	(624)	4,043

Total income	9,978	182	-	(1,611)	8,549

Staff costs	(3,340)	-	(196)	539	(2,997)
Premises and equipment	(1,079)	-	(196)	149	(1,126)
Other administrative expenses	(1,292)	(1)	(369)	305	(1,357)
Depreciation and amortisation	(551)	-	(3)	88	(466)
Restructuring costs	(514)	-	514	-	-
Litigation and conduct costs	(250)	-	250	-	-
Write down of goodwill and other intangible assets	(82)	(130)	-	-	(212)

Operating expenses	(7,108)	(131)	-	1,081	(6,158)

Profit before impairment losses	2,870	51	-	(530)	2,391
Impairment losses	(269)	-	-	104	(165)

Operating profit	2,601	51	-	(426)	2,226
Own credit adjustments (3)	(51)	51	-	-	-
Gain on redemption of own debt	20	(20)	-	-	-
Write down of goodwill	(130)	130	-	-	-
Strategic disposals	191	(191)	-	-	-
Citizens discontinued operations	(426)	-	-	426	-
RFS Holdings minority interest	21	(21)	-	-	-

Profit before tax	2,226	-	-	-	2,226
Tax charge	(592)	-	-	-	(592)

Profit for continuing operations	1,634	-	-	-	1,634

Profit from discontinued operations, net of tax
- Citizens	285	-	-	-	285
- Other	35	-	-	-	35

Profit from discontinued operations, net of tax	320	-	-	-	320

Profit for the period	1,954	-	-	-	1,954
Non-controlling interests	(42)	-	-	-	(42)
Preference share and other dividends	(487)	-	-	-	(487)

Profit attributable to ordinary and B shareholders	1,425	-	-	-	1,425

For the notes to this table refer to page 1.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	30 June 2015
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,643	-	-	(612)	3,031
Interest payable	(877)	-	-	61	(816)

Net interest income	2,766	-	-	(551)	2,215

Fees and commissions receivable	1,169	-	-	(200)	969
Fees and commissions payable	(195)	-	-	9	(186)
Income from trading activities	464	115	-	(34)	545
Other operating income	165	53	-	(24)	194

Non-interest income	1,603	168	-	(249)	1,522

Total income	4,369	168	-	(800)	3,737

Staff costs	(1,517)	-	(293)	280	(1,530)
Premises and equipment	(372)	-	(37)	83	(326)
Other administrative expenses	(622)	-	(559)	154	(1,027)
Depreciation and amortisation	(186)	-	(14)	-	(200)
Restructuring costs	(1,050)	-	1,050	-	-
Litigation and conduct costs	(459)	-	459	-	-
Write down of goodwill and other intangible assets	-	-	(606)	-	(606)

Operating expenses	(4,206)	-	-	517	(3,689)

Profit before impairment releases	163	168	-	(283)	48
Impairment releases	141	-	-	51	192

Operating profit	304	168	-	(232)	240
Own credit adjustments (3)	168	(168)	-	-	-
Citizens discontinued operations	(232)	-	-	232	-

Profit before tax	240	-	-	-	240
Tax charge	(100)	-	-	-	(100)

Profit from continuing operations	140	-	-	-	140

Profit from discontinued operations, net of tax
- Citizens	674	-	-	-	674
- Other	-	-	-	-	-

Profit from discontinued operations, net of tax	674	-	-	-	674

Profit for the period	814	-	-	-	814
Non-controlling interests	(428)	-	-	-	(428)
Preference share and other dividends	(93)	-	-	-	(93)

Profit attributable to ordinary and B shareholders	293	-	-	-	293

For the notes to this table refer to page 1.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	31 March 2015
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,686	-	-	(610)	3,076
Interest payable	(930)	-	-	57	(873)

Net interest income	2,756	-	-	(553)	2,203

Fees and commissions receivable	1,178	-	-	(189)	989
Fees and commissions payable	(186)	-	-	9	(177)
Income from trading activities	270	95	-	(35)	330
Other operating income	313	(110)	-	(29)	174

Non-interest income	1,575	(15)	-	(244)	1,316

Total income	4,331	(15)	-	(797)	3,519

Staff costs	(1,558)	-	(55)	288	(1,325)
Premises and equipment	(487)	-	(10)	78	(419)
Other administrative expenses	(511)	-	(964)	136	(1,339)
Depreciation and amortisation	(232)	-	(280)	-	(512)
Restructuring costs	(453)	-	453	-	-
Litigation and conduct costs	(856)	-	856	-	-

Operating expenses	(4,097)	-	-	502	(3,595)

Profit/(loss) before impairment releases	234	(15)	-	(295)	(76)
Impairment releases	91	-	-	38	129

Operating profit	325	(15)	-	(257)	53
Own credit adjustments (3)	120	(120)	-	-	-
Strategic disposals	(135)	135	-	-	-
Citizens discontinued operations	(257)	-	-	257	-

Profit before tax	53	-	-	-	53
Tax charge	(193)	-	-	-	(193)

Loss from continuing operations	(140)	-	-	-	(140)

Loss from discontinued operations, net of tax
- Citizens	(320)	-	-	-	(320)
- Other	4	-	-	-	4

Loss from discontinued operations, net of tax	(316)	-	-	-	(316)

Loss for the period	(456)	-	-	-	(456)
Non-controlling interests	84	-	-	-	84
Preference share and other dividends	(74)	-	-	-	(74)

Loss attributable to ordinary and B shareholders	(446)	-	-	-	(446)

For the notes to this table refer to page 1.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	30 June 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,822	(1)	-	(542)	3,279
Interest payable	(1,024)	1	-	43	(980)

Net interest income	2,798	-	-	(499)	2,299

Fees and commissions receivable	1,314	-	-	(188)	1,126
Fees and commissions payable	(251)	-	-	7	(244)
Income from trading activities	626	(85)	-	(13)	528
Other operating income	438	(93)	-	(191)	154

Non-interest income	2,127	(178)	-	(385)	1,564

Total income	4,925	(178)	-	(884)	3,863

Staff costs	(1,693)	1	(153)	287	(1,558)
Premises and equipment	(485)	-	(137)	76	(546)
Other administrative expenses	(605)	(2)	(344)	171	(780)
Depreciation and amortisation	(282)	1	(1)	45	(237)
Restructuring costs	(385)	-	385	-	-
Litigation and conduct costs	(250)	-	250	-	-
Write down of goodwill and other intangible assets	-	(130)	-	-	(130)

Operating expenses	(3,700)	(130)	-	579	(3,251)

Profit before impairment releases	1,225	(308)	-	(305)	612
Impairment releases	93	-	-	31	124

Operating profit	1,318	(308)	-	(274)	736
Own credit adjustments (3)	(190)	190	-	-	-
Write down of goodwill	(130)	130	-	-	-
Citizens discontinued operations	(274)	-	-	274	-
RFS Holdings minority interest	12	(12)	-	-	-

Profit before tax	736	-	-	-	736
Tax charge	(278)	-	-	-	(278)

Profit from continuing operations	458	-	-	-	458

Profit from discontinued operations, net of tax
- Citizens	181	-	-	-	181
- Other	26	-	-	-	26

Profit from discontinued operations, net of tax	207	-	-	-	207

Profit for the period	665	-	-	-	665
Non-controlling interests	(23)	-	-	-	(23)
Preference share and other dividends	(412)	-	-	-	(412)

Profit attributable to ordinary and B shareholders	230	-	-	-	230

For the notes to this table refer to page 1.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	30 June 2015			31 December 2014
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	81,900	842	82,742	74,872	622	75,494
Net loans and advances to banks	20,714	2,571	23,285	23,027	1,745	24,772
Reverse repurchase agreements and stock borrowing	20,807	157	20,964	20,708	-	20,708
Loans and advances to banks	41,521	2,728	44,249	43,735	1,745	45,480
Net loans and advances to customers	314,993	64,511	379,504	334,251	60,550	394,801
Reverse repurchase agreements and stock borrowing	46,799	-	46,799	43,987	-	43,987
Loans and advances to customers	361,792	64,511	426,303	378,238	60,550	438,788
Debt securities	77,187	16,185	93,372	86,649	15,293	101,942
Equity shares	3,363	583	3,946	5,635	572	6,207
Settlement balances	9,630	598	10,228	4,667	-	4,667
Derivatives	281,857	428	282,285	353,590	402	353,992
Intangible assets	7,198	752	7,950	7,781	583	8,364
Property, plant and equipment	4,874	609	5,483	6,167	503	6,670
Deferred tax	1,479	-	1,479	1,540	-	1,540
Prepayments, accrued income and
other assets	4,829	1,835	6,664	5,878	1,741	7,619
Assets of disposal groups	89,071	(89,071)	-	82,011	(82,011)	-

Total assets	964,701	-	964,701	1,050,763	-	1,050,763

Liabilities
Bank deposits	30,978	4,474	35,452	35,806	5,128	40,934
Repurchase agreements and stock lending	21,612	1,942	23,554	24,859	1,666	26,525
Deposits by banks	52,590	6,416	59,006	60,665	6,794	67,459
Customer deposits	342,023	70,491	412,514	354,288	60,583	414,871
Repurchase agreements and stock lending	44,750	467	45,217	37,351	706	38,057
Customer accounts	386,773	70,958	457,731	391,639	61,289	452,928
Debt securities in issue	41,819	1,178	42,997	50,280	1,625	51,905
Settlement balances	7,335	8	7,343	4,503	-	4,503
Short positions	24,561	-	24,561	23,029	-	23,029
Derivatives	273,589	191	273,780	349,805	144	349,949
Accruals, deferred income and other liabilities	13,962	834	14,796	13,346	683	14,029
Retirement benefit liabilities	1,869	184	2,053	2,579	197	2,776
Deferred tax	363	393	756	500	362	862
Subordinated liabilities	19,683	226	19,909	22,905	226	23,131
Liabilities of disposal groups	80,388	(80,388)	-	71,320	(71,320)	-

Total liabilities	902,932	-	902,932	990,571	-	990,571

Notes:

(1)	Primarily Citizens and international private banking.
(2)	Primarily Citizens.
(3)	Excludes reverse repos.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	30 June 2015			31 December 2014
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
Selected financial data	£m	£m	£m	£m	£m	£m

Gross loans and advances to customers	325,718	65,063	390,781	351,711	61,090	412,801
Customer loan impairment provisions	(10,725)	(552)	(11,277)	(17,460)	(540)	(18,000)
Net loans and advances to customers (3)	314,993	64,511	379,504	334,251	60,550	394,801

Gross loans and advances to banks	20,740	2,571	23,311	23,067	1,745	24,812
Bank loan impairment provisions	(26)	-	(26)	(40)	-	(40)
Net loans and advances to banks (3)	20,714	2,571	23,285	23,027	1,745	24,772

Total loan impairment provisions	(10,751)	(552)	(11,303)	(17,500)	(540)	(18,040)

Customer REIL	17,426	1,260	18,686	26,842	1,335	28,177
Bank REIL	28	-	28	42	-	42
REIL	17,454	1,260	18,714	26,884	1,335	28,219

Gross unrealised gains on debt securities	895	211	1,106	1,316	261	1,577
Gross unrealised losses on debt securities	(174)	(129)	(303)	(145)	(137)	(282)

For the notes to this table refer to page 6.

Appendix 3

Go-forward Bank profile

Appendix 3 Go-forward Bank profile

RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of CIB into CIB Go-forward and CIB Capital Resolution, the divestment of the remaining stake in Citizens, the exit of Williams & Glyn and the continued run down of RCR. Significant progress towards these exits is expected in 2015. The following table illustrates the impact on certain key performance measures of these initiatives by showing the 'Go-forward' profile of the bank and the segments, businesses and portfolios which it intends to exit. This information is presented to illustrate the strategy and its impact on the business and is on a non-statutory basis and should be read in conjunction with the notes below as well as the section titled Forward-looking statements.

	Go-forward Bank profile							Exit Bank
								CIB		International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	Capital	Williams	private			Other	Exit	Total
	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution (3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
Quarter ended 30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income	1.3	0.2	0.9	0.2	0.4	0.1	3.1	0.1	0.2	0.1	0.8	0.1	-	1.3	4.4
Operating expenses
- adjusted (6)	(0.7)	(0.2)	(0.4)	(0.1)	(0.4)	0.1	(1.7)	(0.3)	(0.1)	-	(0.5)	(0.1)	-	(1.0)	(2.7)
Impairment (losses)/releases	-	-	-	-	-	-	-	-	-	-	(0.1)	0.2	-	0.1	0.1

Operating profit/(loss) - adjusted (6)	0.6	-	0.5	0.1	-	0.2	1.4	(0.2)	0.1	0.1	0.2	0.2	-	0.4	1.8

Funded assets	116	26	95	12	149	105	503	62	20	5	83	8	1	179	682
Net loans and advances to
customers	109	20	90	11	27	2	259	31	20	3	61	6	-	121	380
Customer deposits	128	19	97	23	22	2	291	27	23	7	64	1	-	122	413
Risk-weighted assets (7)	31	21	67	8	43	8	178	45	11	2	70	14	6	148	326
Return on equity - adjusted (6,8,9)	36%	11%	14%	5%	nm	nm	16%	nm	nm	9%	7%	nm	10%	5%	11%

Quarter ended 31 March 2015

Total income	1.2	0.2	0.8	0.1	0.6	-	2.9	0.3	0.2	-	0.8	0.1	-	1.4	4.3
Operating expenses
- adjusted (6)	(0.6)	(0.1)	(0.4)	(0.2)	(0.4)	-	(1.7)	(0.4)	(0.1)	(0.1)	(0.5)	-	-	(1.1)	(2.8)
Impairment releases	-	-	-	-	-	-	-	-	-	-	-	0.1	-	0.1	0.1

Operating profit/(loss) - adjusted (6)	0.6	0.1	0.4	(0.1)	0.2	-	1.2	(0.1)	0.1	(0.1)	0.3	0.2	-	0.4	1.6

Funded assets	115	27	93	12	162	94	503	86	20	6	87	11	1	211	714
Net loans and advances to
customers	107	21	89	11	36	1	265	41	20	3	63	8	-	135	400
Customer deposits	126	19	99	22	24	2	292	34	22	8	66	1	-	131	423
Risk-weighted assets	32	22	66	8	45	9	182	58	11	2	72	17	7	167	349
Return on equity - adjusted (6,8,9)	35%	6%	12%	4%	nm	nm	12%	nm	nm	8%	7%	nm	10%	7%	10%

For notes to these tables refer to page 3.

Appendix 3 Go forward Bank profile

	Go-forward Bank profile							Exit Bank
								CIB		International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	Capital	Williams	private			Other	Exit	Total
Half year ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution (3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
30 June 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income	2.5	0.4	1.7	0.3	1.0	0.1	6.0	0.4	0.4	0.1	1.6	0.2	-	2.7	8.7
Operating expenses
- adjusted (6)	(1.3)	(0.3)	(0.8)	(0.3)	(0.8)	0.1	(3.4)	(0.7)	(0.2)	(0.1)	(1.0)	(0.1)	-	(2.1)	(5.5)
Impairment (losses)/releases	-	-	-	-	-	-	-	-	-	-	(0.1)	0.3	-	0.2	0.2

Operating profit/(loss) - adjusted (6)	1.2	0.1	0.9	-	0.2	0.2	2.6	(0.3)	0.2	-	0.5	0.4	-	0.8	3.4

Funded assets	116	26	95	12	149	105	503	62	20	5	83	8	1	179	682
Net loans and advances to
customers	109	20	90	11	27	2	259	31	20	3	61	6	-	121	380
Customer deposits	128	19	97	23	22	2	291	27	23	7	64	1	-	122	413
Risk-weighted assets (7)	31	21	67	8	43	8	178	45	11	2	70	14	6	148	326
Return on equity - adjusted (6,8,9)	36%	9%	13%	4%	nm	nm	14%	nm	nm	9%	7%	nm	10%	6%	10%

For the notes to this table refer to the following page.

Appendix 3 Go forward Bank profile

	Go-forward Bank profile							Exit Bank
										International				Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	CIB Capital	Williams	private			Other	Exit	Total
Year ended and as at	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution(3)	& Glyn (5)	banking	Citizens	RCR	investments	Bank	RBS
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income	5.2	0.8	3.2	0.9	2.2	(0.1)	12.2	1.7	0.9	0.2	3.1	-	0.1	6.0	18.2
Operating expenses
- adjusted (6)	(3.0)	(0.6)	(1.6)	(0.7)	(1.9)	0.1	(7.7)	(1.7)	(0.5)	(0.2)	(2.0)	(0.3)	-	(4.7)	(12.4)
Impairment (losses)/releases	(0.2)	0.4	(0.1)	-	-	-	0.1	-	(0.1)	-	(0.2)	1.3	0.1	1.1	1.2

Operating profit - adjusted (6)	2.0	0.6	1.5	0.2	0.3	-	4.6	-	0.3	-	0.9	1.0	0.2	2.4	7.0

Funded assets	115	28	89	15	146	87	480	95	20	5	81	15	1	217	697
Net loans and advances to
customers	108	22	85	13	31	-	259	42	20	3	60	11	-	136	395
Customer deposits	127	21	87	29	23	1	288	36	22	8	61	1	-	128	416
Risk-weighted assets	33	24	64	10	43	10	184	64	10	2	68	22	6	172	356
Return on equity - adjusted (6,8,9)	29%	17%	11%	12%	nm	nm	11%	nm	nm	10%	7%	nm	3%	7%	9%

Notes:

(1)	Excludes Williams & Glyn.
(2)	Excludes international private banking reclassified to disposal groups.
(3)	The CIB segment is being restructured into Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.
(4)	Other Go-forward is primarily Centre, which includes the liquidity portfolio.
(5)
Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn. Expenses incurred by Williams & Glyn were £91 million (Q1 2015 - £80 million; H1 2015 - £171 million; FY 2014 - £352 million).

(6)	Excludes restructuring and litigation and conduct costs.
(7)
CIB RWAs £43 billion includes £9 billion of RWAs related to businesses that will transfer out of CIB, comprising the Western European large corporate portfolio (expected to move to Commercial Banking in H2 2015) and UK Transaction Services (to Commercial Banking in 2016).

(8)	ROE is calculated using operating profit after tax on a non-statutory basis adjusted for preference share dividends divided by average notional equity (based on 13% of average RWAe).
(9)
PBB adjusted ROE Q2 2015 - 29% (Q1 2015 - 27%; H1 2015 - 28%; FY 2014 - 26%). CPB adjusted ROE Q2 2015 - 13% (Q1 2015 - 11%; H1 2015 - 12%; FY 2014 - 11%). Excluding IFRS volatility gain of Q2 2015 - £205 million (Q1 2015 - loss £123 million; H1 2015 - gain £82 million; FY 2014 - loss £468 million), the Go-forward Bank's adjusted return on equity was Q2 2015 - 14% (Q1 2015 - 13%; H1 2015 - 14%; FY 2014 - 13%).

Appendix 3 Go forward Bank profile

	30 June 2015		31 December 2014
	TPAs	RWAs	TPAs	RWAs
CIB Capital Resolution by product	£m	£m	£m	£m

APAC portfolio (1)	6.1	3.4	7.7	4.2
Americas portfolio	3.4	4.3	4.6	7.8
EMEA portfolio (2)	5.9	4.3	9.9	6.8
Shipping	5.3	4.5	5.7	4.4
Markets	34.1	20.0	54.2	28.6
GTS	6.3	8.0	11.3	11.2
Other	1.2	0.7	1.6	0.8

Total	62.3	45.2	95.0	63.8

Notes:

(1)	Asia-Pacific portfolio.
(2)	European, the Middle East and Africa portfolio.

Appendix 4
Williams & Glyn

Appendix 4 Williams & Glyn

In accordance with a commitment to the European Commission, RBS agreed to dispose of its Williams & Glyn business (RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK).

RBS is creating a standalone banking entity supported by a bespoke technology solution to facilitate the disposal of its Williams & Glyn business through an Initial Public Offering (IPO).  Following the conclusion of a £600 million pre-IPO investment from a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business continues to make progress towards its IPO.

The pre-IPO investment took the form of a £600 million bond issued by RBS.  This will be exchangeable for a significant non-controlling interest in Williams & Glyn at the time of its IPO. The bond will convert into Williams & Glyn shares at the IPO price, subject to a minimum ownership level which will be linked to the tangible book value of Williams & Glyn prior to the IPO, and in any case no more than a stake of 49%. To the extent the maximum ownership level is reached, the bond will be partially redeemed in cash such that the consortium of investors will receive a total value of £600 million of cash and shares at the IPO price. At the IPO, subject to RBS's consent, the Investors will have the option to acquire up to 10% additionally at the IPO price, subject to their pro forma ownership being no more than 49% in aggregate.

Set out below are the income statement and key balance sheet metrics in respect of the Williams & Glyn business. This represents the financial performance of Williams & Glyn prepared on a carve out internally managed basis illustrating a current view of the business. During the periods presented, Williams & Glyn has been an integral part of RBS and has not operated as a separate legal entity. These figures do not necessarily reflect the cost base, funding and capital profile of a standalone bank.

	Half year ended		Year ended
	30 June	30 June	31 December
	2015	2014	2014
	£m	£m	£m

Income statement
Net interest income	328	331	668
Non-interest income	98	104	210

Total income	426	435	878
Operating expenses (1)	(232)	(253)	(512)

Profit before impairment losses	194	182	366
Impairment releases/(losses)	10	(31)	(54)

Operating profit (2)	204	151	312

Analysis of income by business
Retail	237	249	503
Corporate	189	186	375

Total income	426	435	878

Analysis of impairments by business
Retail	12	26	47
Corporate	(22)	5	7

Total impairment (releases)/losses	(10)	31	54

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by business
Retail	0.21%	0.46%	0.42%
Corporate	(0.51%)	0.11%	0.08%

Total	(0.10%)	0.31%	0.27%

Notes:

(1)
Does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to W&G.  Expenses incurred by W&G were: H1 2014 - £173 million; FY 2014 - £352 million; H1 2015 - £171 million.

(2)
Operating profit includes; £7 million profit in Commercial Banking (H1 2014 - £8 million profit; FY 2014 - £14 million profit); £1 million profit in RCR (H1 2014 - £1 million profit; FY 2014 - £3 million profit); £60 million loss in Central items (H1 2014 - £81 million loss; FY 2014 - £160 million loss); the remainder of W&G is reported in UK PBB.

Appendix 4 Further analysis of Williams & Glyn

Key metrics	Half year ended		Year
			ended
	30 June	30 June	31 December
	2015	2014	2014

Performance ratio
Net interest margin	3.39%	3.39%	3.43%

	30 June	31 December		30 June
	2015	2014		2014
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Retail	11.3	11.3	-	11.4	(0.9%)
- Corporate	8.6	8.7	(1.1%)	8.8	(2.3%)

Total loans and advances to customers	19.9	20.0	(0.5%)	20.2	(1.5%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.4)	-

Net loans and advances to customers	19.5	19.6	(0.5%)	19.8	(1.5%)

Total assets	19.8	20.0	(1.0%)	20.2	(2.0%)
Funded assets	19.7	19.7	-	20.0	(1.5%)

Customer deposits
- Retail	10.9	10.3	5.8%	10.0	9.0%
- Corporate	12.5	11.7	6.8%	11.8	5.9%

Total customer deposits	23.4	22.0	6.4%	21.8	7.3%

Loan:deposit ratio (excluding repos)	85%	91%	(600bp)	93%	(800bp)

Risk-weighted assets (1)	10.5	10.4	1.0%	11.1	(5.4%)

Note:

(1)	RWAs on an end-point CRR basis.

Key points

•	Operating profit increased to £204 million in H1 2015 compared with £151 million in H1 2014, driven mainly by lower operating expenses and net impairment releases.

•
Total income of £426 million compared with £435 million in H1 2014. Net interest income was broadly flat with improved deposit income from higher balances and stronger margins, offset by lower asset income as a result of margin compression. Non-interest income was down £6 million to £98 million reflecting lower fee income.

•	Net interest margin has remained flat at 3.39%.

•
Operating expenses fell £21 million to £232 million in H1 2015 compared with £253 million in H1 2014 reflecting lower FSCS levy and compensation costs and lower fraud levels, partially offset by an increase in staff expenses as the business prepares for divestment.

•	Impairment release for H1 2015 were £10 million compared with a net charge of £31 million for H1 2014, as a result of lower levels of defaults across all portfolios and portfolio provision releases.

•	Deposits grew by £1.4 billion to £23.4 billion in H1 2015.

Appendix 5

Parent company financial statements

Appendix 5 Parent company financial statements

RBSG plc - Balance sheet at 30 June 2015

	30 June	31 December
	2015	2014
	£m	£m

Assets
Loans and advances to banks	22,720	24,490
Loans and advances to customers	302	299
Debt securities	467	911
Investments in Group undertakings	54,852	54,858
Derivatives	138	179
Prepayments, accrued income and other assets	48	193

Total assets	78,527	80,930

Liabilities
Deposits by banks	1,209	1,202
Debt securities in issue	6,333	7,510
Derivatives	38	30
Accruals, deferred income and other liabilities	21	165
Subordinated liabilities	8,814	10,708

Total liabilities	16,415	19,615
Owners' equity	62,112	61,315

Total liabilities and equity	78,527	80,930

Owners' equity includes £17.9 billion of distributable reserves at 30 June 2015 (31 December 2014 - £17.5 billion). RBS intends to redeem US$1.9 billion of its outstanding Series M, N, P and Q non-cumulative dollar preference shares, represented by American depositary shares, on 1 September 2015. The redemption of these securities will reduce the parent company's distributable reserves by approximately £1.2 billion.

Appendix 5 Parent company financial statements

RBSG plc - Statement of changes in equity for the period ended 30 June 2015

	Half year
	ended	Year ended
	30 June	31 December
	2015	2014
	£m	£m

Called-up share capital
At beginning of period	6,877	6,714
Ordinary shares issued	104	163

At end of period	6,981	6,877

Paid-in equity
At beginning and end of period	431	431

Share premium account
At beginning of period	25,052	24,667
Ordinary shares issued	254	385

At end of period	25,306	25,052

Merger reserve
At beginning and end of period	2,341	2,341

Capital redemption reserve
At beginning and end of period	9,131	9,131

Retained earnings
At beginning of period	17,483	17,033
Profit attributable to ordinary and B shareholders and other equity owners	598	1,128
Equity preference dividends paid	(143)	(330)
Paid-in equity dividends paid, net of tax	(16)	(28)
Dividend access share dividend	-	(320)

At end of period	17,922	17,483

Owners' equity at end of period	62,112	61,315

Total equity is attributable to:
Preference shareholders	4,313	4,313
Paid-in equity holders	431	431
Ordinary and B shareholders	57,368	56,571

	62,112	61,315

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary